Filed by General Motors Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: General Motors Corporation
Commission File No. 001-00043
General Motors Corporation
2009 — 2014 Restructuring Plan
Presented to U.S. Department of the Treasury
As Required Under Section 7.20
of the Loan and Security Agreement
Between General Motors and the
U. S. Department of the Treasury
Dated December 31, 2008
February 17, 2009

GENERAL MOTORS RESTRUCTURING PLAN HIGHLIGHTS
•	GM’s Plan details a return to sustainable profitability in 24 months
•	Demonstrates GM’s viability under conservative economic assumptions

•	Expands and accelerates the Plan submitted on December 2

•	Lowers the Company’s breakeven to a U.S. market of 11.5-12.0M units annually
•	GM is comprehensively transforming its business, globally
•	Brands, nameplates and dealer networks streamlined and focused

•	Productivity and flexibility gains enabling more facility consolidations

•	Shared global vehicle architectures creating substantial cost savings

•	Unprofitable foreign operations addressed
•	GM’s Plan emphasizes the Company’s continued focus on great products
•	“Fewer, better” vehicles in U.S. supporting Chevrolet, Cadillac, Buick and GMC

•	Renewed commitment to lead in fuel efficiency, hybrids, advanced propulsion

•	All major U.S. introductions in 2009-2014 are high-mileage cars and crossovers
•	GM’s Plan calls for considerable sacrifice from all stakeholders
•	Bondholders and other debtors

•	Hourly and salaried employees, executives and retirees

•	Dealers and suppliers

•	Shareholders
•	GM’s Plan addresses the requirements of the loan agreement with the United States Department of the Treasury
•	Competitive product mix and cost structure

•	Compliance with Federal fuel efficiency and emissions requirements

•	Domestic manufacturer of advanced technology vehicles

•	Rationalization of costs, capitalization and capacity

•	Major progress made with the UAW and hourly employees; considerable progress made with bondholders; additional work under way to achieve term sheet requirements and savings targets

•	Positive net present value (NPV)

•	Repayment of Federal loans
•	Reflecting further deterioration in economic, industry and credit markets since December 2, GM’s Plan details need for additional Federal funding
•	Restructuring actions accelerated to mitigate this need

•	Partial repayment of Federal funding still slated to begin in 2012
•	General Motors is vital to a robust U.S. economy, and a revitalized GM will greatly advance America’s technology leadership and energy independence
•	Highly focused on a U.S. supply base and U.S. R&D, design and engineering

•	Directly and indirectly supports 1.3 million U.S. jobs

•	Committed to investing in advanced technologies and high-tech “green” jobs

•	A sound investment for U.S. taxpayers that will be repaid fully

LIST OF TABLES
LIST OF CHARTS

For information regarding exchange offers and safe harbors related to forward looking statements, see Page 39.

General Motors Corporation
2009-2014 Restructuring Plan
February 17, 2009
          1. Introduction
On December 2, 2008, General Motors submitted a Restructuring Plan for Long-Term Viability to the Senate Banking Committee and the House of Representatives Financial Services Committee. The Plan was a blueprint for a new General Motors in the United States, one that is lean, profitable, self-sustaining and fully competitive. Key elements of the December 2nd Plan included:
*	A dramatic shift in the Company’s U.S. product portfolio, with 22 of 24 new vehicle launches in 2009-2012 being fuel-efficient cars and crossovers;

*	Full compliance with the 2007 Energy Independence and Security Act, and extensive investment in a wide array of advanced propulsion technologies;

*	Reduction in brands, nameplates and dealerships to focus available resources and growth strategies on the Company’s profitable operations;

*	Full labor cost competitiveness with foreign manufacturers in the U.S. by no later than 2012;

*	Further manufacturing and structural cost reductions through increased productivity and employment reductions; and

*	Balance sheet restructuring and supplementing liquidity via temporary Federal assistance.
The net effect of these and other operational and financial restructuring elements was a plan to restore GM North America (GMNA) to profitability on an adjusted Earnings Before Interest and Taxes (EBIT) basis at U.S. industry sales rates of 12.5-13.0 million units, well below both actual sales levels experienced in the past several years and consensus projections for 2010-2014.
Reflecting a dramatic deterioration in economic and market conditions during 2008, new vehicle sales declined rapidly, falling to their lowest per-capita levels in 50 years. General Motors’ revenues fell precipitously, in part reflecting escalating public speculation about a potential GM bankruptcy, consuming liquidity that one year prior was considered adequate to fully fund the Company’s restructuring efforts. To bridge to more normal market conditions, General Motors requested temporary Federal assistance totaling $18 billion, comprised of a $12 billion term loan and a $6 billion line of credit (as a provision for the Downside scenario) to sustain operations and accelerate implementation of the Restructuring Plan. Given the Baseline industry outlook contained in the December 2 submission to Congress, General Motors planned to begin repayment of the requested Federal loan in 2011.
Subsequent to December 2, the United States Department of the Treasury and General Motors entered into negotiations for the requested Federal loans, reaching agreement on

December 31, 2008. This agreement provides General Motors with up to $13.4 billion in 3-year term loans to sustain operations through the 1st Quarter of 2009, providing necessary liquidity support while the Company finalizes its Restructuring Plan. In consideration for this temporary loan facility, General Motors is required to submit to the U.S. Department of the Treasury, by February 17, a detailed restructuring plan for the period 2009-2014 that demonstrates long-term viability.
Specifically, as Chart 1 below highlights, Section 7.20 of the loan agreement sets forth key restructuring targets that GM’s Plan needs to address in the February 17th and March 31st submissions to the U.S. Department of the Treasury.
Chart 1: Loan Agreement Requirements

Federal Loan Requirements	February 17 Restructuring Plan	March 31 Progress Report
	Status	Status
• Product Mix & Cost Structure Competitiveness	• Detailed Plan Submitted	• Implementation Progress to be Provided
- Competitive Labor Cost Agreement	• JOBS Program Suspended • Major Progress Made Related to Competitive Gap Closure	• Targeting Final Agreement on Competitive Gap Closure
• Compliance with Federal Fuel Efficiency and Emission Requirements	• Compliance Confirmed in Plan	• Status Update
• Domestic Manufacture of Advanced Technology Vehicles (Section 136 Applications)	• Two Applications Submitted to Department of Energy • Third Application Being Developed	• Status Update
• Rationalization of Cost, Capitalization and Capacity	• Detailed Plan Submitted	• Status Update
- Agreement on 50% VEBA Equitization	• Negotiations Under Way; Confirming Letter Contained in Appendix G	• Targeting Final Agreement
- Agreement on Conversion of 2/3rds Unsecured Public Debt to Equity	• Negotiations Under Way; Confirming Letter Contained in Appendix G	• Targeting Commencement of Bond Exchange Offer
• Financial Viability (Positive NPV)	• Positive NPV Demonstrated in Plan	• Status Update
• Repayment of Federal Loans	• Under Baseline Scenario, Repayments Begin in 2012	• Status Update
The Plan is to include evidence of progress related to both labor cost competitiveness and debt reduction. Specifically, the loan documents require “best efforts” related to the achievement of hourly and salaried wage compensation and work rule competitiveness by December 31, 2009; conversion of at least half of future VEBA payments to equity; and a reduction in unsecured public indebtedness by at least two-thirds by December 31, 2009 (with the actual exchange offer having commenced by March 31).
This Restructuring Plan addresses the requirements set forth in the loan documents executed with the United States Department of the Treasury on December 31, 2008.
     2. Executive Summary
The automotive industry has been the backbone of U.S. manufacturing and a leading investor in research and development for nearly a century. It is a significant factor in the

U.S. economy, employing 1 in 10 workers and a major purchaser of U.S.-made steel, aluminum, iron, glass, plastics and electronics. It is an industry undergoing massive change, and one that can be key to both transforming the U.S. economy and creating high-tech, “green” jobs that support a healthy and growing middle class. Appendix A presents key facts about the role of the automotive industry on the U.S. economy.
For most of this decade, General Motors has been pursuing a major transformation of its business, working to improve the consumer appeal, quality, safety, and fuel efficiency of its cars and trucks; to achieve cost competitiveness or advantage in labor, manufacturing, product development, procurement and staff functions; and to address the Company’s huge legacy cost burden. As noted in the December 2 submission, the Company has made significant progress in all of these areas and, even after rising oil prices and a slowing economy in mid-2008 cut automotive volumes by more than 20%, GM was confident in its ability to self-fund its continuing transformation.
In the last six months of 2008, housing price declines accelerated, foreclosures rose, credit markets froze, job losses skyrocketed, and consumer confidence tumbled. As the economic crisis intensified, automotive sales fell to their lowest per-capita levels in half a century, putting automakers under enormous financial stress. All automotive manufacturers have been severely affected, with most reporting significant losses in the recent quarter. Under these extraordinary conditions, GM’s liquidity fell rapidly to levels below those needed to operate the Company, and GM was compelled to turn to the U.S. Government for assistance.
Since December 2, economic conditions have continued to deteriorate globally. This, combined with public speculation about GM’s future, has further reduced the Company’s volumes, revenues, and cash flows. In addition, the weakening financial markets have significantly reduced the value of GM’s large pension fund assets.
The Company has responded aggressively to these worsening economic and industry circumstances, accelerating, and adding to, the restructuring elements contained in the Company’s December 2 Plan (Chart 2 below presents key Plan changes). The revised Plan comprehensively addresses GM’s revenues, costs, and balance sheet for its U.S. and foreign operations, and is based on conservative assumptions. It also results in a business that will contribute materially to the national interest by developing and commercializing advanced technologies and vehicles that will reduce petroleum dependency and greenhouse gas emissions, and drive national technological and manufacturing competitiveness.

Chart 2: Restructuring Plan — Summary of Key Changes

Plan Element	December 2	February 17
2009 U.S. GDP Forecast (%)	(1.0)	(2.0)
2009 U.S. Industry Volumes
Baseline	12.0M	10.5M
Upside	12.0M	12.0M
Downside	10.5M	9.5M
2012 Market Share
U.S.	20.5%	20.0%
Global	13.1%	13.0%
Labor Cost Competitiveness Obtained	2012	2009
2012 U.S. Manufacturing Plant Count	38	33
2012 U.S. Salaried Headcount	27k	26k
U.S. Breakeven Volume (Adjusted EBIT Basis)	12.5-13.0M	11.5-12.0M
U.S. Brand Reductions Completed	No Date	2011
Foreign Operations Restructuring Comprehended
Sweden (Saab)	No	Yes
Germany and Europe	No	Yes
Canada	No	Yes
Thailand and India	No	Yes
Financial Projections Through	2012	2014
The revised Plan restructures the Company’s business in the U.S. by concentrating on GM’s three strongest global brands (Chevrolet, Cadillac and Buick) and its premium truck brand (GMC); by restructuring the retail distribution channel to achieve a strong, healthy dealer network while preserving GM’s historical strength in rural areas; by basing the product plan on “fewer, better” entries; and by continued commitment to be a quality leader. The Company is accelerating the timetable to achieve competitive costs and work rules to 2009, in line with Federal loan requirements. The Company will close additional facilities and reduce employment beyond the December Plan targets, and will continue to leverage already highly efficient manufacturing and product development operations.
GM will also pursue accelerated restructuring of its Canadian, European, and certain Asia-Pacific operations. While the Company intends to retain its global approach to conducting business, additional funding will be required to sustain certain operations outside the U.S., given the global economic slowdown also impacting these markets. The Company is also in discussions with many foreign governments for funding support. Significant restructuring of the Company’s liabilities and balance sheet are also vital parts of this Plan, and detailed negotiations related to restructuring of VEBA obligations and unsecured public debt are progressing.
Since the December submission, the Company has been engaged with the UAW, regarding competitive costs/work rules and restructuring VEBA obligations, and advisors to an unofficial committee of major bondholders with regard to conversion of unsecured public debt to equity. As of February 17, the Company and the UAW have made significant progress on costs/work rules, which represent major steps in narrowing the competitive gap. However, these revisions do not achieve all of the labor cost savings comprehended in the Company’s financial projections.
GM plans to report this progress to the U.S. Secretary of Labor who must certify GM’s competitiveness relative to the U.S. transplants. Management will continue to work with the UAW with regard to competitiveness, and will work on additional initiatives to ensure GM achieves the cost reductions and financial targets comprehended in the Plan.
With regard to both the VEBA and bondholder negotiations, while discussions and due diligence are underway, restructuring agreements have not yet been finalized with either party at this point. Negotiations will continue with the objective of achieving successful resolution of these matters no later than March 31, 2009.
The net effect of all Restructuring Plan initiatives is a further reduced breakeven point, allowing for profitable operations in North America (on an adjusted EBIT basis) with a U.S. industry sales rates as low as 11.5-12.0 million units, compared to 12.5-13.0 million units in the December Plan. The Company’s operating and balance sheet restructurings are expected to generate positive adjusted EBIT and positive adjusted operating cash flow for its North American operations in 2010 (with a U.S. industry volume of 12.5 million units), with significant improvements occurring over the 2010-2014 period.
Globally, positive adjusted EBIT will also be achieved in 2010, with adjusted operating cash flow approaching breakeven in 2011. Partially offsetting these results are restructuring costs (including provisions for resolution of Delphi), debt retirements, and additional contributions to the Company’s U.S. pension plans that may be required in 2013 and 2014.
Financial Viability—One important measure of determining long-term financial viability is whether the Company has positive Net Present Value (NPV). Based on the assumptions and methodology set forth in Section 5.3 and Appendix J, the Enterprise Value of GM under the Baseline Scenario is estimated between $59 billion and $70 billion. After deducting the Net Obligations of the Company and adjusting for the pro-forma effects of the two-thirds reduction in public unsecured indebtedness and 50 percent reduction in the UAW Hourly VEBA obligations (per the requirements of the U.S. Department of the Treasury loan agreement), the NPV of the Baseline Scenario of the GM Restructuring Plan is estimated in the range of approximately $5 billion to $14 billion.
Presently, there are additional restructuring initiatives in process inside and outside the U.S. that when successfully concluded, are anticipated to have a further positive effect on the Baseline Scenario NPV range. In the Upside Sensitivity Scenario, in which U.S. industry volumes return to more historical trendline levels by 2014, the NPV analysis yields a range of $30 billion to $41 billion. Further elaboration of the Baseline Scenario and both Upside and Downside sensitivities can be found in Appendix J.

Federal Funding Request—While the accelerated restructuring efforts have, for the most part, offset the massively negative effects of volume and revenue deterioration, Federal support beyond that requested in December will be required to complete the Company’s renewal. In the December 2 submission, the Company indicated that General Motors needs to retain the level of targeted global cash balances (approximately $11-$14 billion) to support the normal conduct of business and under a U.S. Downside volume sensitivity, GM would need funding support of approximately $18 billion. In addition, it should be noted that in its December 2 submission, the Company had assumed that the $4.5 billion U.S. secured bank revolver credit facility would be renewed and fully drawn again in 2011.
In the current Baseline forecast, near-term U.S. industry volumes are similar to the December 2 Downside scenario and the Company has not assumed, based upon credit market conditions, that it will be able to rollover and draw the full $4.5 billion secured bank revolver in 2011. On this basis, GM is requesting Baseline federal funding support of $22.5 billion (i.e., the $18 billion prior Downside funding request plus the $4.5 billion incremental required). If the new, even lower Downside volume sensitivity scenario occurs, GM will require further federal funding, estimated currently at an additional $7.5 billion, which could bring total Government support up to $30 billion by 2011.
Under the Company’s Baseline outlook, repayment of Federal support is expected to begin in 2012 and be fully repaid by 2017. Additional financial support might be required in 2013 and 2014 if U.S. pension fund contributions are required (as is currently estimated) but, at this time it is premature to plan for such additional funding support until alternatives to address pension funding status are fully explored.
During the 2009-2014 timeframe, General Motors is also requesting funding support from certain foreign governments. Notably, the Company is presently in discussions with the Governments of Canada, Germany, United Kingdom, Sweden and Thailand, and has included an estimate of up to $6 billion in funding support to provide operating liquidity specifically for GM’s operations overseas and additional amounts beyond the $6 billion to mitigate legacy obligations.
The dramatic change in the Company’s financial outlook over the past 6 months demonstrates the industry’s acute sensitivity to volume. As discussed previously, the Company’s U.S. industry assumptions are conservative compared to other forecasts, well below levels experienced for most of this decade of approximately 17 million units, and below scrappage rates, estimated to be around 12.5 million units. If industry volumes recover more quickly, as a result of general economic stimulus or industry-specific measures (such as sales tax holidays), U.S. Federal TARP funding support could decline from $18 billion in mid-2009 to $13 billion in 2011, and be fully repaid by 2014.

     3. Key Restructuring Plan Changes: December 2 versus February 17
Significant changes have occurred since General Motors submitted its plan to Congress on December 2. As a result, GM has undertaken even more aggressive action impacting both the scope of the restructuring efforts and the projected results.
3.1 External Changes—The economic outlook has deteriorated considerably in the past 10 weeks. Whereas GM’s December 2 Plan anticipated negative GDP growth (-1.0%) in the U.S. in 2009, the Company is currently projecting a (-2.0%) decline in GDP for the same period. Global GDP is now expected to also be negative in 2009 (-0.6%)—the first such decline in the post-World War II era. All regions have been revised downward with Western Europe, where General Motors has extensive operations, expected to decline by approximately (-1.8%) in 2009. Compared to external forecasts, General Motors’ GDP assumptions are more conservative.
In combination with rapidly rising unemployment in the United States, these deteriorating economic conditions have had a chilling effect on consumer confidence and on automotive purchases in particular. Compounding the challenge is that the credit markets for consumer credit are still largely frozen, making it difficult for many consumers who have good credit ratings and who want to buy a vehicle to do so.
Oil price forecasts have also been revised downward compared to those assumed in the December 2 Plan, reflecting the lower current price levels. While the Company retains its long-term price view of $130 per barrel, and reflects this level from 2014 onward, somewhat lower interim oil and gasoline prices are reflected in this Plan update, and account for minor changes in industry mix during the 2009-2014 timeframe. General Motors’ oil price assumptions are in line with, or somewhat higher than, external forecasts.
Finally, reflecting the change in GDP outlook noted above, the Company’s outlook for industry sales has been lowered—significantly so in the 2009-2010 period. In December, General Motors projected for U.S. and global industry sales in 2009 of 12 million units and nearly 64 million units, respectively. The Baseline outlook for the U.S. has since been reduced to 10.5 million units, while the global industry outlook has been reduced to 57.5 million units. The current global industry baseline volumes are now below the Downside volumes presented in December for both 2009 and 2010. These industry volume forecasts are conservative compared to outside forecasts.
Details on the current and prior projections for GDP, oil prices, industry volumes and select other economic indicators are presented in Appendix B.
3.2 Internal Changes—Changes to GM’s restructuring Plan include revisions to market share and GM unit volume assumptions, scope and/or timing of select U.S. restructuring elements, and new restructuring initiatives under way at select foreign operations.

The Company’s market share outlook has been updated to reflect both resource-driven product portfolio changes and shifts in segment and country percent-of-total sales mix. For the Company’s U.S. operations, the revised Plan projects U.S. share of 22.0% in 2009, in line with 2008 actual, and an increase of 0.5 points versus the December Plan. On a global basis, GM’s projected market share for 2009 declines slightly to 12.0%, down 0.4 points versus the December Plan.
As noted in the Executive Summary, the Company has reduced its industry outlook in all regions, and now utilizes a Baseline industry volume for the U.S. which is similar, in the near-term, to the Downside scenario contained in the December 2 submission. Table 1 below presents Baseline, Downside and Upside scenarios utilized in this Restructuring Plan.
Table 1: U.S. Industry Volume Scenarios

	U.S. Industry Volumes (million units)
	2009	2010	2011	2012	2013	2014

Downside
February 17	9.5	11.5	12.8	14.5	14.9	15.3
December 2	10.5	11.5	12.0	12.8	N/A	N/A

Baseline
February 17	10.5	12.5	14.3	16.0	16.4	16.8
December 2	12.0	13.5	14.5	15.0	N/A	N/A

Upside
February 17	12.0	14.3	15.8	17.5	17.9	18.3
December 2	12.0	14.0	15.5	16.2	N/A	N/A

GM’s Baseline volume outlook is relatively conservative compared to other external forecasts, which are included in Appendix B. Also, the Congressional Budget Office’s most recent GDP forecast contain outlooks for employment and housing starts that, when incorporated into GM’s econometric models, suggests similar industry volumes in 2009-2010 and higher volumes (on the order of 1.3 to 1.5 million units annually) in the 2011-2014 timeframe.
Combining current industry volume and GM share projections results in lower forecasted sales for GM in the U.S. and globally. Projected 2009 GM U.S. volumes of 2.3 million units are down by 270,000 units, or 11%, compared to the December 2 submission, while projected GM global volumes of 6.9 million units are down 960,000 units. 2010 and 2011 Baseline volume projections also are below those contained in the December 2 outlook, driving reductions in revenues and inventories. Additional details on GM’s sales projections are contained in Appendix C.
Related to the scope and/or timing of U.S. restructuring elements, further reductions in both nameplates offered and manufacturing capacity are now reflected, due to the lower volumes noted above. Specifically, 36 nameplates will be offered in 2012, 4 lower than indicated in the December 2 Plan and down 25% from 2008 levels. The number of U.S. manufacturing facilities has also been further reduced, to 33 in 2012 compared to 38 envisioned in the December 2 submission. Related to these and other actions, total U.S. employment is expected to decline from approximately 92,000 hourly and salaried employees at year-end 2008 to 72,000 by 2012. Importantly, as noted earlier, the current Plan assumes an acceleration of labor cost competitiveness (with foreign manufacturers’ operations in the U.S.) from 2012 to 2009.
The Company’s Restructuring Plan is broad based, with total global employment expected to be reduced by over 47,000 employees over the course of the coming year, 26,000 of which will come from outside the U.S. Regarding the Company’s foreign operations, several initiatives are under way, briefly summarized as follows:
*	Australia—Continued local production has become more challenging due to changes in market preferences. GM’s local subsidiary (Holden) and the Australian government have developed a plan to bring to market a new, more fuel-efficient vehicle, with project funding provided by the Australian Government in the form of permanent grants. With this support, Holden is projected to be a viable operation, making a positive NPV contribution.

*	Canada—The Canadian market as well as GM’s Canadian operations (GMCL) are highly integrated into GM’s overall North American strategy and operations. Approximately 90% of GMCL’s production in 2008 was exported outside of Canada, primarily to the U.S. Approximately 88% of GMCL’s domestic sales were imports from the Company’s U.S. operations. The recent unprecedented industry volume downturn in North America, coupled with a gap in cost competitiveness related to both active employees and retirees (versus U.S. transplants), have accelerated the need to restructure the Company’s Canadian operations in order to achieve long-term viability.

Discussions are well advanced with the Canadian Federal and Ontario Governments (related to securing long-term financial assistance to execute the necessary restructuring actions for long-term viability) and the Company’s Canadian Auto Workers (CAW) union (related to achieving competitive labor costs). Progress is being made on both fronts. Specifically, on the issue of competitive labor costs, the CAW has committed to achieving an hourly cost structure that is consistent with what is ultimately negotiated with the UAW.

Relative to the funding required to support GMCL’s ongoing viability, progress has also been made with the Canadian Federal and Ontario Governments toward an agreement based on the principle of maintaining proportional levels of manufacturing in Canada and GMCL receiving long-term financial assistance proportional to the total support provided to GM by the U.S. Government. GMCL is continuing its dialogue with both its Unions and the Canadian Government with a target to finalize agreements on both funding support and competitive labor costs in March 2009.

GM remains optimistic that both agreements can be completed by that time, which would support and sustain GM’s long and rich history in Canada. The finalization of such agreements would enable GMCL to achieve long-term viability and enhance the value of General Motors. In the event agreements cannot be reached, GM will be required to re-evaluate its future strategy for GMCL, as the subsidiary would not be viable on a stand-alone basis.

*	Sweden/Saab—The Company has conducted a strategic review of its global Saab business and has offered it for sale. Given the urgency of stemming sizeable outflows associated with Saab operations, GM is requesting Swedish Government support prior to any sale. The Company has developed a specific proposal that would have the effect of capping GM’s financial support, with Saab’s operations effectively becoming an independent business entity effective January 1, 2010. While GM is hopeful that an agreement can be reached with the Swedish Government to support this direction, the Saab Automobile AB subsidiary could file for Reorganization as early as this month.

*	Europe—Europe is a highly competitive automotive market, and currently unprofitable for many vehicle manufacturers, and has a relatively costly restructuring environment. General Motors has engaged its European labor partners to achieve $1.2 billion in cost reductions, which include several possible closures/spinoffs of manufacturing facilities in high cost locations. In addition, GM is restructuring its sales organization to become more brand focused and better optimize its advertising spend. General Motors is also in discussions with the German Government for operating and balance sheet support. A sustainable strategy for GM’s European operations may include partnerships with the German Government and/or other European governments. The Company expects to resolve solvency issues for its European operations prior to March 31, 2009.

*	Asia-Pacific—Lower GDP and industry volume outlooks have prompted reconsideration of the pace of the Company’s capacity expansion plans in India, which had been planned to be self-funded. In addition, two sizeable manufacturing expansion projects in Thailand—for tooling and assembly of a new mid-sized pickup model, and for a diesel engine facility—are no longer feasible without support from the Government of Thailand and local banks, or other partners, and are suspended indefinitely.
Consistent with the requirements of the Federal loan, the Company’s Plan will make its foreign operations competitive and sustainable.

     4. Restructuring Plan: Federal Requirements
In its December 2 submission to Congress, General Motors summarized its considerable progress over the past few years related to product quality, productivity, and fuel efficiency, and in building a full range of striking, award-winning cars, crossovers, and trucks. There is more to be done in overcoming the gap between perception and reality around these accomplishments, but General Motors remains focused on delivering the further improvements contained in this Plan. As noted in December, General Motors is investing significantly in reinventing the automobile, with emphasis being given to further improving safety, increasing fuel efficiency and reducing America’s dependency on foreign oil, and reducing green house gas emissions.
4.1 Competitive Product Mix and Cost Structure—General Motors Restructuring Plan calls for rationalizing vehicle sales and marketing operations in the United States through reducing brands, nameplates and retail outlets. This will help to concentrate product development resources on “fewer, better” entries, and generate more competitive dealer economics.
Brands and Channels—The Company has committed to focus its resources primarily on its core brands: Chevrolet, Cadillac, Buick and GMC. Of the remaining brands, Pontiac—which is part of the Buick-Pontiac-GMC retail channel—will be a highly focused niche brand. Hummer and Saab, stand-alone retail channels and brands, are subject to ‘strategic reviews’, including their potential sale. A Hummer sale or phase out decision will be made in Q1 2009, with final resolution expected for both no later than 2010. Saturn will remain in operation through the end of the planned lifecycle for all Saturn products (2010-2011). In the interim, should Saturn retailers as a group or other investors present a plan that would allow a spin off or sale of Saturn Distribution Corporation (SDC), GM would be open to any such possibility. If a spin off or sale does not occur, it is GM’s intention to phase out the Saturn brand at the end of the current product lifecycle.
Provisions have been made in the pro-forma financial statements for all brand-related restructuring costs related to an assumed phase-out of the Saturn, Saab and Hummer retail channels and brands, should a sale or spin-off prove unachievable. The impact of moving from six to three retail channels, and eight to four core brands will not only result in structural costs savings in areas such as marketing and human resources, but will enable GM to achieve greater focus on core brands and channels. The Company believes the ongoing effect of fewer brands to be limited in terms of unit sales, while improving profitability, as over 90% of the Company’s U.S. aggregate contribution margin (revenue less variable cost) is derived from core brands.
Nameplates—General Motors’ product plan calls for a 25% reduction in the number of vehicle nameplates from today’s levels by 2012. This reflects both the reduction in brands supported and continued emphasis on fewer, better, and better supported entries. As shown in Table 2, nameplates have declined from 63 in 2004 to 48 in 2008, and will be reduced further to 36 by 2012.

Table 2: GM North American Marketing Strategy — U.S.

	GM North America Marketing Strategy - U.S.
	2000	2004	2008	2012		2014
				Dec. 2nd	Revised
				Plan	Plan

Brands	9	8	8	5	5	5

Total Nameplates	51	63	48	40	36	36
Car/Crossovers	31	33	31	29	25	29
Trucks	20	30	17	11	11	7
Car/Crossovers (%)	61%	52%	65%	73%	69%	81%

New Vehicle Launches	10	14	7	12	5	10

Consistent with the long-term outlook for higher oil prices, increasing fuel economy standards, and the Company’s objective of fuel economy leadership, the mix of General Motors’ nameplates will continue to shift in favor of more fuel efficient car and crossover entries. Approximately 70% of the Company’s nameplates in 2012 will be cars or crossovers, increasing further to around 80% by 2014. Notably, all new vehicle launches in the United States during the 2009-2014 timeframe are cars or crossovers, a sampling of which is presented in Appendix D. Also, as will be discussed in Section 4.3, GM will bring to market many new fuel saving technologies during the Plan period, importantly benefiting the Company’s very successful truck line-up.
Dealers—Historically, the scope and size of the dealer body has been a strength of General Motors due to excellent customer access and convenience. As the industry has grown, so too has the competition. Due to the Company’s long operating history and legacy locations, many GM dealerships now operate from outdated facilities that are also no longer in the prime locations required to succeed. As a result, the traditional strength of GM’s broad dealer network in major markets has become a disadvantage for both the dealerships and the Company. GM has long recognized this issue and, since 1970, has reduced the U.S. dealer body by over 6,000 dealerships. Key drivers have been natural attrition, consolidation of franchises in smaller markets and, more recently, actions to phase out 2,800 U.S. Oldsmobile franchises and realign Buick, Pontiac and GMC into a single channel. Oldsmobile has been successfully concluded, and over 80% of Buick-Pontiac-GMC sales now come from aligned dealerships. With the exception of Oldsmobile, most dealer consolidation has utilized private capital rather than relying solely on GM funds.
To continue to address this issue, GM will accelerate the right-sizing and re-shaping of its dealer network in major markets, increasing volume throughput in better locations. Fewer, better located dealerships increase dealer profits, allowing for recruitment and retention of the best retail talent and more effective local marketing initiatives. Improving the profitability of GM’s independent dealers helps the Company by increasing sales, attracting private investment, and driving greater customer loyalty. In the major markets GM will continue to benchmark key locations, facilities, and throughput versus target competitors. The Company’s objective is to have the right number of dealers in the right locations operated by the right entrepreneurs.

In small town markets, GM intends to preserve its historic and competitive strength. Right-sizing will evolve primarily from normal attrition and from dealer initiated consolidations which are a minimal cost to GM.
As noted in Table 3, from 2004 to 2008, GM dealerships declined by 15% (from 7,367 to 6,246). Over the next four years, GM dealerships will be reduced at an accelerated rate, declining by a further 25% (from 6,246 to 4,700). Most of this reduction will take place in metro and suburban markets where dealership overcapacity is most prevalent. While current economic conditions have resulted in dealer attrition well above normal levels, the Company’s Plan includes actions and investments necessary to achieve indicated targets.
Table 3: Dealerships by Brand, Market Type and Throughput

	Dealerships
	2004	2006	2008	2009	2010	2011	2012	2013	2014

Total GM Dealerships	7,367	6,907	6,246	5,750	5,300	5,000	4,700	4,400	4,100

Major Market	4,062	3,884	3,513	3,100	2,800	2,600	2,400	2,200	1,925
Metro	2,339	2,330	2,036	1,890	1,640	1,570	1,400	1,250	1,100
Hubtown	1,723	1,554	1,477	1,210	1,160	1,030	1,000	950	825

Rural Market	3,305	3,033	2,733	2,650	2,500	2,400	2,300	2,200	2,175

	Dealerships By Brand, Market Type and Throughput
	2004	2006	2008	2009	2010	2011	2012	2013	2014
Metro Markets
Chevrolet	782	802	720	715	710	705	700	630	575
Throughput	1,071	918	666	597	713	844	975	1,186	1,365

Buick-Pontiac-GMC	241	336	332	415	395	370	350	310	285
Throughput	737	624	381	319	443	545	667	759	795

Cadillac	134	135	120	118	120	120	120	110	100
Throughput	469	453	355	348	474	535	664	923	1,310

Multi & Saturn, Saab, Hummer	1,182	1,057	864	642	415	375	230	200	140
Throughput	549	562	587	408	613	536	731	721	833

Hubtowns
GM Multi-Line (partial)	1,723	1,544	1,477	1,210	1,160	1,030	1,000	950	825
Throughput	421	388	320	293	363	460	529	585	685

Rural
GM Multi-Line (partial)	3,305	3,033	2,733	2,650	2,500	2,400	2,300	2,200	2,175
Throughput (Blended)	275	239	196	152	191	224	261	287	295

Retail outlets are independently owned and capitalized. As such, this effort is based on individual negotiations on a market by market basis. The Company is accelerating its existing trend to consolidate and relocate dealerships, in many cases leveraging private capital. Dealers who relocate or who replace other dealers with their private capital expect an opportunity for adequate return on their investment. Exiting dealers generally expect GM’s assistance with respect to their facilities and other dealership investments, such as new vehicles, parts, tools, and third-party long term contracts.
Additional information on GM’s U.S. brand and network plans are contained in Appendix E.
Cost Competitiveness—The focus on “fewer, better” brands, nameplates and retail outlets will increase the Company’s overall effectiveness—enhancing revenue, and providing further gains in product quality due to simplification in engineering and manufacturing operations. Such simplification contributes to GM’s overall cost competitiveness over time, as have the Company’s initiatives related to product development, manufacturing and labor cost, described in the following sections.
          Product Development—In 2005, General Motors completed a long-term initiative to transform the Company’s operations from a collection of semi-autonomous regions into a cohesive global enterprise. This change is enabling GM to reap enormous benefits from its significant global scale. Whereas, historically, each of the Company’s four regions managed their own product development (PD) activities, GM now manages all product development activities globally. Working in concert with global purchasing and global manufacturing operations, the new PD organization has developed a succession of high-volume global vehicle architectures.
Vehicles and powertrains are now planned, designed, engineered and sourced once for all markets. The benefit of this approach is that it maximizes economies of scale, leverages the best and most experienced engineering talent for a given class of vehicle, and lowers PD costs for all regions. Each architecture is configured to meet the needs of all vehicles to be built from it, including specific regional variants. GM’s global architectures are flexible to meet changing market conditions and allow for different sizes and classes of vehicles to share assembly tooling and be built in the same facility. Only four automobile companies appear to operate currently in this fashion, GM, Toyota, Honda and Volkswagen. Through the analysis related to a succession of potential cooperative ventures over the past 3 years, GM has confirmed that the Company’s capabilities and economies of scale achieved from managing product development globally appear to significantly exceed those of most competitors.
By 2012, over 50% of GM’s U.S. passenger car sales will be derived from new, global architectures, and this increases to nearly 90% by 2014. The benefits to GM’s U.S. operations include material cost savings, lower engineering and capital investment, and better and faster execution—all of which enable greater returns on investment.
          Manufacturing Productivity— General Motors is a leader in North American manufacturing productivity. According to The Harbour Report North America, the industry’s competitive assessment study, General Motors has overtaken Toyota in North American vehicle assembly productivity.
Table 4: North America Productivity — The Harbour Report

	North American Productivity - The Harbour Report
	Hours Per Vehicle		Segment Winners
	2000	2008*	2000	2008*

GM	26.75	22.19	4	11
Toyota	21.60	22.35	1	0

*	Reflects 2007 performance; 2008 performance data will be available Q2 2009
As indicated in Table 4, in 2000, General Motors’ productivity was clearly behind Toyota’s North American assembly productivity levels. Considerable improvements in the Company’s processes have been made since then, resulting in the Company now having eleven vehicle segment winners and three of the top ten assembly plants compared with none on both counts for Toyota. GM has also demonstrated improvements in stamping and powertrain operations, having five of the top ten most efficient engine plants and the overall leading automatic transmission plant.
Labor Cost—The lower hours per vehicle noted above, combined with negotiated changes to the Company’s labor agreements in 2005 and 2007, have reduced total labor cost per vehicle by 26% from 2004 to 2008. Despite this improvement, GM still had a competitive disadvantage. Legacy costs figure prominently in the competitive gap, due in part to the far greater number of retirees GM supports with pension and health care benefits. GM spent over $100 billion on retiree benefits over the past 15 years, while the foreign competitors’ transplant operations have not had commensurate obligations or commitments. Other competitive gap factors include the higher mix of indirect and skilled trade employees and the lower percentage of GM workers earning lower, Tier II wages compared to competition.
In this regard, in the Company’s December 2 submission, a commitment was made to resolve the competitive labor cost gap by 2012. The loan documents require GM to make progress sooner, specifically requiring General Motors and its Unions to make “best efforts” to reach agreement in principle to closing the gap to competition by the end of 2009.
Since execution of the loan agreement, the UAW and GM’s management have been in intense discussions relative to competitive improvements. Agreements concerning two items have been completed and are now being implemented. First, a special attrition program has been negotiated to assist restructuring efforts by reducing excess employment costs through voluntary incentivized attrition of the current hourly workforce. Second, the UAW and GM’s management have also agreed to suspend the JOBS program, which provided full income and benefit protection in lieu of layoff for an indefinite period of time.
In addition to the above, GM’s management and the UAW have reached a tentative agreement regarding modification to the GM/UAW labor agreement. This tentative agreement is subject to ratification by the UAW membership. The terms of the tentative agreement are not being disclosed pending such ratification.
These competitive improvements will further substantially reduce GM’s labor costs and represent a major move to close the competitive gap with U.S. transplant competitors. In addition, GM and the UAW have agreed to improve competitive work rules, which will also significantly reduce labor costs.
While these changes materially improve GM’s competitiveness and help the Company realize a substantial portion of the labor cost savings targeted in the financial projections, further progress will be required to achieve the full targeted savings. GM plans to report these changes to the U.S. Secretary of Labor who must certify GM’s competitiveness relative to the U.S. transplants.
4.2 Compliance with Federal Fuel Economy and Emissions Regulations
4.2 Compliance with Federal Fuel Economy and Emissions Regulations—General Motors is among the industry leaders in fuel efficiency, and committed to a wide variety of technologies to reduce petroleum consumption. Given the Company’s long history as a full-line manufacturer, producing a wide variety of cars, trucks, and SUVs, the Company’s contributions to significantly improving fuel economy are frequently not well understood. As indicated in Table 5, for the 2008 calendar year, the Company offers 20 models obtaining 30 miles per gallons or more in highway driving, more than any other manufacturer. Included in this number is Chevrolet’s all new Malibu which achieves better fuel economy than Toyota Camry.
Table 5: GM Fuel Efficient Models (Calendar Year)

	GM Fuel Efficient Models
	2000	2004	2008	2012		2014
				Dec. 2nd Plan	Revised Plan
Models > 30 MPG (Highway)	8	8	20	24	23	33
Alternative Fuel Models (% of Sales)	2%	6%	17%	55%	61%	65%
Hybrid and Plug-In Models	0	2	6	15	14	26
General Motors has also been at the forefront in the development of alternative fuel vehicles, leveraging experience and capability developed around these technologies in the Company’s operations in Brazil. Alternative fuels offer the greatest near-term potential to reduce petroleum consumption in the transportation sector, especially as cellulosic sources of ethanol become more readily and affordably available in the United States. An increasing percentage of the General Motors sales will be alternative fuel capable offerings, increasing from 17% in 2008 to approximately 65% in 2014.
General Motors is also investing significantly in hybrid and plug-in vehicles, for both cars and trucks, and offers 9 hybrid models in 2009 (more than any other manufacturer), a number which will increase to 14 models in 2012 and 26 models in 2014. The Chevrolet Volt is included in this count, as are two additional models sharing the Volt’s extended range electric vehicle (EREV) technology. With a majority of Americans driving their vehicles less than 40 miles per day, the Chevrolet Volt—providing up to 40 miles on a single electrical charge—should be attractive to those seeking to use little if any gasoline. The development costs of high-technology vehicles like the Volt are significant, but so are the long-term benefits that come from increased energy efficiency and independence. Working together, the industry and the Federal Government can and should explore ways and means of accelerating the adoption of such fuel-saving technologies.
Specifically related to fuel economy, the Company has complied with Federal fuel economy rules since their inception in 1978, and is fully committed to meeting the requirements in the 2007 Energy Independence and Security Act (which specifies the

2020 fuel economy requirement). Going forward, the Company will work closely with the Administration on future requirements, and work to meet them in the most cost effective way. Compliance with other regulatory schemes, including the California CO2 program, will be addressed as any such programs are finalized. General Motors will work with the Administration, and others, to develop any changes needed to the Company’s product and financial plans to meet such additional requirements.
As shown in Table 6, in the 2010-2015 model years, General Motors anticipates steadily improving fuel economy for both its car and truck fleets (the only exception being the 2011 truck fleet, where, in part, a regulation change related to large SUVs and vans reduces the Company’s truck fleet average from the prior year). These fuel economy values include full usage of all credit flexibilities under the U.S. Corporate Average Fuel Economy program.
Table 6: GM Fleet Average Fuel Economy (Model Year)

	GM Fleet Average Fuel Economy (MPG)
	2010	2011	2012	2013	2014	2015
Car	31.0	32.5	33.7	36.8	38.6	38.6
Truck	24.0	23.6	23.8	25.4	26.8	27.6

Car values include both domestic and import car fleets; all values include full usage of all credit flexibilities under the CAFÉ program.
General Motors is committed to meeting or exceeding all Federal fuel economy standards in the 2010-2015 model years. The Company will achieve this through a combination of strategies, including: extensive technology improvements to conventional powertrains, and increased use of smaller displacement engines and 6-speed automatic transmissions; vehicle improvements, including increased use of lighter, front-wheel drive architectures; increased hybrid offerings, and the launch of General Motors first extended-range electric vehicle, the Chevrolet Volt in late 2010; portfolio changes, including the increasing car/crossover mix referred to previously, and dropping select larger vehicles in favor of smaller, more fuel-efficient offerings.
Oil prices figure prominently in the attainment of these projected fleet average fuel economy results because they heavily influence consumer purchase decisions, as was evident in the second half of 2008 when oil prices soared to approximately $150/barrel. As the global economy faltered, and oil prices collapsed, consumer preferences shifted again, with truck purchases taking an increasing percentage of total sales.
4.3 Domestic Manufacturer of ‘Advanced Technology’ Vehicles
4.3 Domestic Manufacturer of ‘Advanced Technology’ Vehicles—As noted in the Company’s December 2 submission, General Motors fully understands and appreciates the challenges to energy security and the climate from increased global consumption of petroleum. GM believes that as a business necessity it must do everything it can to help reduce the nation’s petroleum dependency and greenhouse gas emissions, with an emphasis on fuel efficiency, bio-fuels and vehicle electrification.
In the December 2 submission, the Company highlighted that it would invest heavily in alternative fuel and advanced propulsion technologies during the 2009-2012 timeframe. This investment is substantially to support the expansion in hybrid offerings, and for the

Volt’s EREV technology. The Company is developing these and other technologies, shown in Chart 3, consistent with its objective of being the recognized industry leader in fuel efficiency.
Chart 3: GM Technology and Fuel Economy Leadership

Current		Medium Term		Long Term
Underway		Starting in 2012 CY		Starting in 2015 CY

•	Cylinder deactivation	•	Gen 2 strong hybrids	•	Fuel cell
• • •	Direct injection Turbo-charging with engine downsizing 6-speed transmission	• • •	Dry dual clutch transmission New 4 cylinder gas engines Potential compressed natural gas applications	• •	Lean combustion / homogeneous charge compression ignition gas engines Gen 3 hybrid systems
• • • •	E85 roll-out Gen 2 Belt-Alternator-Starter hybrids Gen 1 strong hybrids Extended Range Electric Vehicles (Volt)	• •	Additional Extended Range Electric Vehicles 2-step variable valve lift
•	Variable valve timing

Bold represents Powertrain initiatives which favorably impact truck fuel economy
One item of particular note is the Company’s announcement on January 12, 2009 to construct a new manufacturing facility in the United States to build Lithium-Ion battery packs for the Chevrolet Volt. Lithium Ion batteries are an essential technology for electric vehicles to be viable and, more generally, an important energy storage capability for this country in the long run. Despite restructuring efforts that will reduce overall salaried employment levels in the United States, General Motors is increasing its investment in electric vehicle/Lithium-Ion battery development, with over 1,000 engineers and technicians directly involved with this program.
The Company has already submitted two Section 136 applications to the Department of Energy in support of various ‘advanced technology’ vehicle programs contained in General Motors product portfolio, which include some of the alternative fuel and advanced propulsion investment described above. These two requests combined total $8.4 billion, and a third application is planned for submission by March 31, 2009.
The investments contained in this restructuring plan will allow GM to become a long-term global leader in the development of fuel efficient and advanced technology vehicles. In so doing, the Company will contribute to the development of this country’s advanced manufacturing capabilities in line with the important, long-term emphasis on developing ‘green’ economic growth.
4.4 Rationalization of Costs, Capitalization and Capacity
4.4 Rationalization of Costs, Capitalization and Capacity—General Motors has been engaged in significant restructuring of its core North American business for the past few years, including significant plant closings, workforce reductions, and renegotiation of labor contracts with its unions. This Restructuring Plan contains accelerated labor cost parity with foreign manufacturers’ operations in the United States, as discussed earlier in this report. The loan documents also require documentation of salaried cost competitiveness, the restructuring of the Company’s VEBA obligations, and a conversion of two-thirds of the unsecured public debt to equity by year-end 2009. This section addresses those requirements, and provides an update on the scope of GM’s North American manufacturing operations, structural cost outlook and breakeven point.
Salaried Competitiveness—Over the past several years, GM has significantly reduced the compensation cost of salaried employment in the U.S. Merit increases have been paid in only two of the past five years, and variable pay (well below target) has only been paid in three of the past five years. Additionally, there have been reductions in the level of benefits over the same time period.
The Company has completed an analysis of salaried employee compensation in comparison with the domestic operations of Honda, Nissan and Toyota. This analysis, performed by Watson Wyatt, confirms that GM employees are paid at competitive rates, with salaries being slightly above the 3-competitor average (0.2%) but total cash compensation trailing by approximately 6%. Benefit comparisons with the three transplant competitors are not available. GM’s internal analysis shows the Company does not exceed competitive benchmarks.
Between 2000 and 2008, GM has reduced the number salaried employees in the U.S. by 40%. This Restructuring Plan includes a further reduction in GM salaried employees, globally, by approximately 10,000 (14%) compared to year-end 2008 levels. Most of this reduction is expected to occur in 2009, and will result in annualized savings of $1 billion. Historical and projected U.S. employment data is presented in presented in Table 7. More details are provided in Appendix F.
Table 7: GM U.S. Employment

	GM U.S. Employment
	2000		2004		2008		2012		2014
							Dec. 2nd Plan	Revised Plan
Hourly	146,026	*	118,787	*	62,403	*		46,300	46,400
Salaried	49,348		41,464		29,650			26,250	26,250
Total	195,374		160,251		92,053		65,000-75,000	72,550	72,650

*	These figures include headcounts for 2000-2008 for GM’s subsidiary operations which were subsequently sold and not included in the December 2 submission figures.
Manufacturing Operations—General Motors has significantly reduced and consolidated manufacturing facilities in the past 8 years. Reflecting further productivity and manufacturing flexibility improvements, GM will achieve further reductions over the next 4 years. As indicated in Table 8, the Company reduced the total number of powertrain, stamping and assembly plants by 12 in the U.S. (from 59 in 2000 to 47 at 2008 year-end), and has plans to idle an additional 14 facilities by 2012.

Table 8: GM U.S. Manufacturing Operations

	GM U.S. Manufacturing Operations
	2000	2004	2008	2012		2014
				Dec. 2nd Plan	Revised Plan
Powertrain, Stamping and Assembly Plants	59	64	47	38	33	32
Flexible Plants (Assembly)	22%	26%	60%	77%	83%	82%
In addition to these consolidations, General Motors has been implementing an integrated Global Manufacturing Strategy, based on common lean manufacturing principles and processes. Implementation of this Strategy provides the infrastructure for flexible production in its assembly facilities where multiple body styles from different architectures can be built in a given plant. Also, GM’s flexible powertrain facilities are capable of building multiple unique engine variants and transmission variants on the same machining and assembly line. As indicated in Table 8, assembly flexibility has tripled from 22% in 2000 to 60% in 2008, with a further increase to 82% planned by 2014. Flexible manufacturing enables the Company to respond to changing market conditions more quickly and contributes to higher overall capacity utilization and lower and more efficient capital investment. These benefits are built into the pro-forma financial projections contained in this Plan.
Manufacturing consolidation initiatives, along with other, enterprise-wide cost reduction activities have produced significant reductions in the Company’s structural costs. As shown in Chart 4, the Company’s North American structural costs have been reduced from nearly $36 billion in 2006 to approximately $30 billion in 2008.
Chart 4: GM North America Structural Cost Outlook

*	2008 data is preliminary

Note: 2006 and 2007 data vary from numbers reported in the December 2 submission due to changes in GAAP classification of certain revenue and other income items previously reflected as structural cost offsets in-line with prior management reporting

By 2011, reflecting the positive impact of the initiatives and plans previously discussed (e.g., facilities, brand and nameplate reductions, headcount reductions, competitive work rules), GM’s structural costs will decline by another $6 billion and remain at that level through 2014 despite an approximate 30% increase in factory unit sales over the 2010 calendar year level. At these more normal levels of production and sales, the Company’s structural cost—expressed as a percentage of revenue—will fall to approximately 24%, considerably lower than the roughly 30% level experienced in 2006 and 2007.
Breakeven Volume—In the December 2nd submission, General Motors’ Plan targeted breakeven operations (at the adjusted EBIT level) with U.S. industry volumes in the range of 12.5-13.0 million units, well below the 17+ million levels experienced for most of this decade, and below projected future volumes as well. With the further facility consolidations and other cost reductions incorporated in this revised Plan, the Company projects it will now lower its breakeven point to the equivalent of a U.S. industry SAAR (seasonal adjusted annual rate) of around 11.5-12.0 million units.
Capitalization—On January 28, a draft term sheet for the conversion of both a substantial portion of the Company’s VEBA obligations (50% or more) and current unsecured public debt (two-thirds or more) to equity was presented to the UAW and their advisors, and to the advisors to the unofficial committee of bondholders, followed by a revised term sheet on February 12. Pursuant to these terms, unsecured public debt on the Company’s current balance sheet would be converted to a combination of new debt and equity, for a net debt reduction of at least $18 billion. In addition, the current VEBA and retiree “Paygo” healthcare obligations having a present value of $20 billion would be converted into a new VEBA contribution schedule covering one-half of the current obligations, with the other half to be met with an equity ownership in GM by the VEBA trust. Under the term sheet proposal, a substantial majority of the pro-forma equity in General Motors would be distributed to exchanging bondholders and the UAW VEBA.
At this moment, negotiations are progressing with the advisors to the unofficial committee of unsecured bondholders and due diligence regarding GM’s financial conditions has commenced. A letter of understanding summarizing the progress to date on these discussions specific to the most recent term sheet is attached in Appendix G. Reflecting necessary filings with the SEC, and related review time, the bond exchange offer is now scheduled to commence in late March, consistent with required timeline. Closing—on both VEBA obligations and bond exchange—would follow judicial and regulatory reviews of the VEBA transaction, which should be complete in May of this year.
Discussions with representatives of the UAW VEBA have also been progressing, and due diligence is also proceeding. Similar to the unsecured bondholders, a letter of understanding summarizing progress to date related the VEBA discussions is also attached in Appendix G.

     5. Restructuring Plan: Financial Viability and Federal Loan Repayment
The Company’s current pro-forma financial outlook builds on the Restructuring Plan presented to Congress on December 2, incorporating updated economic and industry outlooks discussed earlier, performance requirements included in the loan documents, and new restructuring initiatives undertaken by General Motors both in the United States and in select foreign operations. The deterioration in both U.S. and global economic conditions stands out as the largest negative development since the prior Plan submission to Congress, significantly lowering near-term volumes and revenues, and significantly reducing asset values in the Company’s pension plans.
The accelerated and additional restructurings undertaken by General Motors partially offset these effects. Nonetheless, liquidity in the 2009-2014 Plan window—while steadily improving—is adversely impacted by industry volumes mirroring the Company’s Downside scenario contained in the December 2 submission, requiring increased Federal support beyond that requested at that time. The specifics of the current outlook prompting GM’s request for additional Federal support are presented later in this section. Appendix H outlines select Restructuring Plan’s milestones.
As noted, volume remains the most significant variable in the Company’s Plan, with the GDP and industry volume assumptions employed being quite conservative relative to outside forecasts, including those of the Federal Government. Any material improvement in the U.S. and global economies in 2009 and 2010, owing to a bottoming out of mortgage foreclosures, more normal credit flows (especially important to the automobile business) or Government stimulus programs, will have a significant beneficial impact on the Company’s financial projections presented herein and, in turn, on the ultimate level and duration of Federal support ultimately needed.
5.1 GMNA Financial Outlook
5.1 GMNA Financial Outlook—Table 9 presents a summary of key metrics for General Motors’ North American operations for the period 2009-2014. Reflecting a strong product plan, and the restructuring initiatives described earlier in this report, the Company will achieve breakeven at the adjusted EBIT level in 2010 despite still depressed economic conditions. As industry volumes improve (although still below levels experienced earlier this decade), adjusted EBIT levels increase significantly—to over $3 billion in 2011, and to the $6.0-$7.6 billion level in the 2012-14 timeframe.

Table 9: GM North America Key Metrics

	Actual			Restructuring Plan
($ billions)	2006	2007	2008	2009	2010	2011	2012	2013	2014
Industry Volume (mil. units)	20.2	19.6	16.6	13.0	15.2	17.1	18.9	19.4	19.8
Memo: U.S. Industry	17.1	16.5	13.5	10.5	12.5	14.3	16.0	16.4	16.8
GMNA Market Share	23.8%	23.0%	21.5%	21.1%	20.4%	19.5%	19.4%	19.3%	19.1%
GM Factory Unit Sales (000s)	4,928	4,487		2,615	3,187	3,521	3,933	4,023	4,097
Net Sales	116.7	112.4		67.6	81.3	87.9	97.0	100.1	102.9
Aggregate Contribution Margin	35.4	34.2		20.8	24.9	26.8	29.7	30.9	31.2
ACM as % of Net Sales	30.4%	30.4%		30.8%	30.7%	30.5%	30.6%	30.9%	30.3%
Structural Cost	35.6	33.8		26.3	25.0	24.0	24.0	24.0	24.0
SC as a % of Net Sales	30.5%	30.0%		39.0%	30.8%	27.4%	24.8%	24.0%	23.3%

Adjusted Earnings Before Interest and Taxes (EBIT)	0.3	0.2		(5.2)	0.3	3.2	6.0	7.3	7.6
Adjusted Earnings Before Taxes (EBT)	(1.6)	(1.5)		(7.8)	(2.6)	0.4	3.3	5.2	5.7
Adjusted Operating Cash Flows (OCF)	(3.2)	(2.1)		(8.2)	1.0	2.1	6.0	7.0	7.3

*	2008 year-end financial data has not been released yet
In 2009, reflecting total U.S. industry volume (including medium and heavy duty trucks and buses) below a 10 million unit SAAR, 1st Quarter adjusted operating cash flow (OCF) is expected to be ($10.8) billion, with all subsequent quarters generating positive adjusted cash flow. The 1st Quarter adjusted OCF result is directly related to a softer overall industry outlook and the Company’s dramatic reduction in production (and hence dealer inventories) in the 1st Quarter. Adjusted OCF turns positive in 2010, increasing steadily over ensuing years owing to improved industry sales and the full effect of restructuring activities, reaching $7 billion in 2013-2014.
Table 10: General Motors North America Adjusted Operating Cash Flow

	General Motors North America
	2009	2010	2011	2012
N.A. Industry (million units)
Current Outlook	13.0	15.2	17.1	18.9
O/(U) December 2
Baseline	(1.8)	(1.2)	(0.4)	0.8
Downside	(0.3)	0.8	2.1	3.0

Adjusted OCF ($ billions)
Current Outlook	(8.2)	1.0	2.1	6.0
O/(U) December 2
Baseline	(4.6)	(1.9)	(2.5)	(1.3)
Downside	(1.7)	1.3	1.1	1.8
Table 10 compares currently projected adjusted OCF for the Company’s North American operations with that contained in the Company’s December 2 Baseline submission. As noted, given the significant reductions in industry volumes, (which approximates the Downside sensitivity scenario in the December 2 submission), adjusted OCF has deteriorated by approximately $10 billion in the 2009-2012 period. The adjusted OCF deterioration is most pronounced in 2009, especially in the 1st Quarter where production activity has been dramatically reduced in line with depressed new vehicle demand, which effectively brought down U.S. dealer stock by over 100,000 units versus the Company’s

December 2 submission. It is this severe industry deterioration that underlies the Company’s request for Federal loan support described in Section 5.4.
5.2 GM Global Financial Outlook
5.2 GM Global Financial Outlook—Overall global financial results generally are expected to develop along the same lines as the Company’s North American operations, with breakeven adjusted EBIT reached in 2010 and improving over the Plan window, exceeding $10 billion in 2013 and 2014, as indicated in Table 11.
Table 11: GM Global Metrics

	Actual			Restructuring Plan
($ billions)	2006	2007	2008	2009	2010	2011	2012	2013	2014
Industry Volume (mil. units)	67.6	70.7	67.2	57.5	62.3	68.3	74.3	78.6	82.5
GM Wholesale Volume (mil. units)	8.4	8.3	7.2	5.4	6.3	6.9	7.7	7.9	8.0
GM Market Share	13.5%	13.3%	12.4%	12.0%	12.7%	12.7%	13.0%	13.0%	12.6%
Net Sales	171.2	178.2		111.2	130.1	142.4	158.1	160.6	162.1
Aggregate Contribution Margin	52.9	54.9		33.4	40.0	44.3	49.5	50.5	50.4
ACM as % of Net Sales	30.9%	30.9%		30.0%	30.7%	31.1%	31.3%	31.4%	31.1%
Structural Cost	52.9	53.5		43.3	40.0	39.6	40.2	40.4	40.3
SC as a % of Net Sales	30.9%	30.1%		39.0%	30.8%	27.8%	25.5%	25.2%	24.9%

Adjusted EBIT	0.8	1.2		(10.2)	0.3	5.1	9.4	10.3	10.6
Adjusted EBT	(1.6)	(0.7)		(14.2)	(5.0)	(0.1)	4.3	5.9	6.2
Adjusted OCF	(4.4)	(2.4)		(14.0)	(3.8)	(0.6)	6.6	6.5	6.4

*	2008 year-end financial data has not been released yet
Adjusted operating cash flows approach breakeven levels in 2011, and improve to in excess of $6 billion in the 2012-2014 period reflecting both improving industry volumes and the full-effect of the global restructuring initiatives. While all regions are cash flow positive, on an adjusted basis, in this timeframe, GM’s North American operations are the most significant contributor to this result. Detailed financial projections are provided in Appendix I.
GM Europe—Similar to the U.S., the Company’s European operations are also expected to produce significant negative earnings and cash flow in 2009 and 2010. Reflecting a very strong product program, and significant reductions in structural costs (including significant manufacturing consolidation and labor cost savings), GM’s operations in Europe are expected to produce positive financial results in 2011-2014. The principal issue for GM in Europe is the near-term lack of liquidity, solutions for which are presently being discussed with select European governments.
5.3 Financial Viability
5.3 Financial Viability—One important measure of determining long-term viability is whether the Company has positive Net Present Value (NPV). Based on the assumptions and methodology set forth in Appendix J, Evercore Partners has performed a discounted cash flow (DCF) analysis of the GM Restructuring Plan as part of the submission to the U.S. Department of the Treasury. This analysis resulted in an estimated net present value (NPV) of GM after giving effect to the implementation of the Restructuring Plan, calculated as the estimated Enterprise Value of GM less the estimated Net Obligations of GM as of December 31, 2008 (Valuation Date).

The Enterprise Value of GM was calculated as the estimated value of GM’s operations on a going concern basis taking into account the projected operating cash flows of the business (Core Enterprise Value) adjusted for (i) the estimated value of GM’s investments in unconsolidated subsidiaries (including GMAC and GM’s joint ventures in China) and the present value of expected asset sales and of the asset carve-out from GMAC (ii) the present value of estimated cash outflows from GM to Delphi and other estimated cash restructuring costs, and (iii) the estimated value of GM’s minority interests.
The Net Obligations of GM were calculated as the sum of (i) GM’s total debt less cash in excess of the amount required for working capital, plus (ii) the present value of expected cash contributions by GM to U.S. and international pension funds, plus (iii) the present value of the VEBA obligations.
The NPV analysis was performed pro-forma for (i) the effects of the two-thirds reduction in public unsecured indebtedness, and (ii) a 50 percent reduction in the VEBA. The valuation analysis is presented as of December 31, 2008 and is based on projections and other information provided by GM management as well as publicly available information.
Based on the Baseline Scenario financial projections developed to reflect the GM Restructuring Plan, Evercore estimated that the Enterprise Value falls within a range of approximately $59 billion to $70 billion, with a midpoint of $65 billion. Evercore estimated that Net Obligations as of the Valuation Date fall within a range of approximately $54 billion to $57 billion, with a midpoint of $55 billion, implying an estimated NPV range for GM of approximately $5 billion to $14 billion, with a midpoint of $9 billion.
The NPV range does not reflect the incremental value that may be generated by balance sheet restructuring actions in Canada and Germany which are anticipated to have an incremental positive effect on the NPV analysis. In addition, the U.S. Hourly and Salaried Pension plans are reflected as an $8-9 billion liability in the NPV analysis and GM is currently reviewing various options to mitigate this impact.
In addition to the Baseline Scenario, Evercore analyzed Upside and Downside Sensitivity Scenarios as described in Section 3.2. Using a comparable methodology to the Baseline Scenario, and based on the Upside Sensitivity Scenario financial projections, Evercore estimated that the NPV range would increase to approximately $30 billion to $41 billion, with a midpoint of $35 billion. Based on the Downside Sensitivity Scenario financial projections, the estimated NPV is negative.
Appendix J sets forth the assumptions and valuation methodology used by Evercore to calculate the NPV of GM.
5.4 Liquidity—While the Restructuring Plan shows positive NPV, more challenging U.S. and global economic conditions and reduced industry vehicle demand result in higher liquidity requirements than anticipated in the December 2 Baseline outlook. The current global liquidity outlook for General Motors retains the level of targeted cash balances of approximately $11-14 billion identified in the December 2 submission necessary to support the normal conduct of business. Adjusted operating cash flows are impacted by special items, such as restructuring costs or additional pension fund contributions, VEBA contributions (which assumes 50% conversion to equity), scheduled debt repayments (which assumes two-thirds conversion to equity of the unsecured public debt), loans or other support from foreign governments to the Company’s local operations, and assumed Section 136 support. Projected Federal support is also noted. Table 12 summarizes these flows for the 2008-2014 timeframe.
Table 12: GM Global Cash Flow

	GM Global Cash Flow
($ billions)	2008*	2009	2010	2011	2012	2013	2014

Adjusted Operating Cash Flow		(14.0)	(3.8)	(0.6)	6.6	6.5	6.4
Special Items#		(4.1)	(1.4)	(0.5)	(0.3)	(5.8)	(6.3)
GMAC and Related		1.1	0.6	0.5	0.2	0.2	0.2
VEBA Contributions		—	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Debt /Foreign Gov’t. Financing, Maturities		2.3	1.7	(5.3)	(3.2)	(3.6)	(2.7)
Section 136 Funding**		2.0	2.0	1.8	1.4	0.5	—
Pension Funding		—	—	—	—	5.9	6.4
U.S. TARP Funding		12.0	2.0	4.5	(3.0)	(2.9)	(2.9)
Other		(0.1)	(0.2)	—	—	—	—

Net Cash Flow		(0.8)	—	(0.7)	0.5	(0.4)	—

Memo: Cash Balance		13.3	13.3	12.6	13.1	12.7	12.7
Memo: U.S. TARP Balance+		16.0	18.0	22.5	19.5	16.6	13.7

*	2008 year-end financial results have not been released.

**	GM has submitted two applications, and will be submitting an additional application before March 31, seeking in total more than the $7.7 billion shown. Funding GM’s applications at this level is subject to available funds and government approval. Assuming future funding of the Section 136 program, GM will consider additional project applications.

#	Includes restructuring costs, Delphi, asset sales, U.S. pension contributions + excludes $0.7 billion of warrant note and $0.9 billion of GMAC note
As previously noted, tough economic and industry conditions contribute to significantly unfavorable adjusted Operating Cash Flow (OCF) of ($14) billion in 2009, with liquidity further pressured due to special items, primarily restructuring costs. The Company anticipates offsetting these cash outflows through debt/foreign government funding, Section 136 loans and increased TARP funding support of $16-$18 billion in the 2009 to 2010 timeframe (in addition to $0.7 billion warrant and $0.9 billion GMAC notes).
Adjusted OCF improves significantly in 2010-2011 (approaching breakeven by 2011), and special item-related costs are greatly reduced. However, scheduled debt repayments begin, including the paydown of the U.S. secured bank revolver facility in 2011 and cash contributions to the VEBA in 2010. To maintain adequate cash balances during the beginning of a global economic and industry recovery, additional funding from foreign governments, Section 136 facilities and the Federal TARP program are assumed. By year-end 2011, Federal TARP funding support increases to a total of $22.5 billion.
During the 2012-2014 period, industry and GM volumes—while not yet at levels experienced earlier this decade—contribute to adjusted OCF of approximately $6 billion annually. Absent any special items under the Baseline scenario, this level of adjusted operating cash flow would service the ongoing VEBA obligations and scheduled debt repayments, and enable partial repayment of Federal support. In fact, the Baseline liquidity forecast anticipates making a partial repayment of Federal TARP funding support in 2012 ($3 billion) with full repayment by 2017.
Pension Fund Status—As noted earlier, asset values have declined significantly over the last 6 months, especially so over the last quarter. Table 13 below tracks the value of GM’s obligations and pension fund assets for the 2005—2008 period, according to the metrics prescribed by Generally Accepted Accounting Principles (GAAP).
Table 13: U.S. Pension Funds

					Est.
$ Billions	2005	2006	2007	2008*	10/31/08**

Hourly Plans
Projected Benefit Obligation	57.2	56.9	58.1	66.5
Plan Assets	64.2	68.5	69.8	55.5
Surplus / (Deficit)	7.0	11.6	11.8	(11.1)	(3.0)
Funded Status (%)	112%	120%	120%	83%

Salaried Plans
Projected Benefit Obligation	30.2	27.4	26.0	30.4
Plan Assets	30.7	32.9	34.2	28.7
Surplus / (Deficit)	0.5	5.6	8.2	(1.7)	1.2
Funded Status (%)	102%	120%	132%	95%

Total U.S. Qualified Plans
Projected Benefit Obligation	87.4	84.2	84.1	96.9
Plan Assets	95.0	101.4	104.1	84.2
Surplus / (Deficit)	7.5	17.1	20.0	(12.7)	(1.8)
Funded Status (%)	109%	120%	124%	87%

*	Preliminary estimate subject to finalization of valuations

**	Non-GAAP estimates provided in December 2 submission
As indicated, GM’s pension funds have been consistently over-funded in 2005 — 2007 timeframe. The most recent internal estimate available prior to the December 2 submission (an estimate as of October 31, 2008) indicated the combined funds were under-funded, but not to the extent that the Company expected any significant near-term contributions. As of December 31, 2008, the recent declines in market values indicate on a preliminary basis (subject to final valuation) an under-funded status of approximately $12-13 billion. The funded status of the pension plan under GAAP is subject to many variables, including asset returns and discount rates. For example, a 25 basis point discount rate increase at the end of 2008 would have reduced the Hourly Plan Projected Benefit Obligation (PBO) by approximately $1.4 billion and the Salaried Plan PBO by approximately $0.7 billion.
Pension funding requirements are dictated by a set of rules different than those imposed by GAAP accounting. Nevertheless, assuming the interest rates remain at December 31, 2008 levels and pension fund assets earn 8.5% annually going forward, the Company may need to make significant contributions to the U.S. Hourly Pension Plan in the 2013-2014 timeframe. At this point, it is premature to conclude that the Company will need to make additional pension contributions in 2013 and 2014. General Motors is currently analyzing its pension funding strategies. In view of significant negative asset returns in 2008 for most U.S. corporate pension plans, it is likely that the majority of U.S. corporations will re-evaluate funding strategies for their defined benefit plans.

Loan Sensitivities—Appendix I presents the Company’s financial projections in detail. No assumption has been made in the financial projections to take advantage of the inevitable recovery in capital markets, especially as the flow of credit is stabilized and economic conditions recover. As the Company’s Restructuring Plan takes root, and earnings and cash flow improve, General Motors should be able to access the capital markets, thereby reducing the level of Federal funding support currently projected.
The industry’s sensitivity to economic conditions also bears repeating. Table 14 contains U.S. TARP loan balances associated with the Baseline, Upside and Downside sensitivity that are set out in Table 1 and Appendix B. Under the Company’s Upside sensitivity scenario, which just a year ago was in line with external forecasts, Federal TARP support of $13 billion would be needed in 2011, with full repayment occurring in 2014.
Table 14: U.S. TARP Loan Balance Under Various Volume Scenarios

	U.S. TARP Loan Balance ($ Billions)
	2009	2010	2011	2012	2013	2014

Upside Sensitivity	12.0	10.5	13.0	3.5	1.0	—
Baseline Scenario	16.0	18.0	22.5	19.5	16.6	13.7
Downside Sensitivity	18.0	22.0	29.0	28.5	30.1	29.7

The Company has also done a Downside sensitivity scenario with lower U.S. and global volumes. Under this scenario, Federal TARP funding support could grow to about $30 billion by 2011.
5.5 Key Risks—As with any plan, there are certain key risks that threaten full implementation and require close attention. For General Motors’ Restructuring Plan, these risks are summarized as follows:
*	Supply Chain—Large production cuts, especially in Q1 2009, have severely affected cash flow and liquidity for the automotive supply chain. Suppliers are working diligently to reduce costs and breakeven points and conserve cash, but there is a limit to what can be done in the short term. Suppliers face the additional challenge of many of their lenders being reluctant to include domestic OEM receivables in their borrowing base calculations because of concerns about OEM viability, impairing supplier liquidity when it is most needed. Finally, some suppliers face the possibility of a “going concern” qualification from their auditors based in part on their receivable exposures. Going concern qualifications can trigger loan and bond defaults and make raising new capital nearly impossible, placing the survival of the affected supplier in jeopardy.

To address these issues, the Company proposes that the Government create a credit insurance program, or a government sponsored factoring program, for OEM receivables. The program would work as follows: the Government would agree to guarantee OEM receivables up to a certain limit, the OEMs would select participating credit insurance providers, or supply chain financing providers, based on a competitive process, and suppliers would enroll in the program as they deem necessary, and pay insurance and processing fees. The Company estimates its requirements for such a program at approximately $4.5 billion through 2011 for direct material and logistics suppliers, with eligible GM receivables limited to those associated with the supplier’s U.S.-based manufacturing operations. GM believes the program needs to be in place by March 2009 as there will be significant working capital requirements to support the planned increase in the GM production schedule, following very low production levels in January and February. This proposal guarantees eventual payment of the affected receivables, allowing suppliers access to financing.

The proposed program is simple to set up and inexpensive to administer, and quickly and effectively addresses supplier liquidity issues. It would significantly improve the availability of private capital to the supply base without direct Government outlay, most likely avoiding a wave of supplier bankruptcies and disruptions in the shared automotive supply chain. As GM demonstrates its viability, as suppliers restructure and consolidate in an orderly fashion, and as GM migrates its supply base to suppliers with the highest long-term viability, the need for the program would be reduced and eventually eliminated, without expense to the Government. More on GM’s efforts related to supply chain development is contained in Appendix K.

*	Delphi—The Company’s revised Plan includes near-term liquidity support and other commitments to Delphi based on current agreements between the Company and Delphi. In addition, the revised Plan contemplates the purchase of certain sites from Delphi that represent an important source of supply for the Company and potential incremental liquidity support as part of reaching an agreement with Delphi on this purchase.

Delphi is also seeking to address its underfunded pension plans and to secure exit financing to successfully emerge from bankruptcy. Based on current agreements with Delphi, the Company is required to absorb the remaining hourly pension plan only under certain conditions, which are not currently expected to be met. Also, the Company has no obligation to absorb Delphi’s salaried pension plan. As such, the Federal loan support outlined in the Company’s revised Plan does not contemplate the transfer of either the hourly or salaried pension plans to the Company. Delphi is unlikely to be able to support these underfunded pension plans going forward and may need to terminate these plans, which would impact the PBGC.

A portion of Delphi’s exit funding needs would be satisfied through the proceeds stemming from the sale of sites to the Company. However, given current capital market environments, it is uncertain whether Delphi will be able to raise the balance of the funding necessary to exit bankruptcy. If Delphi is unsuccessful in addressing its underfunded pension plans and raising exit financing, it would represent a significant risk to the Company’s revised Plan. In this event, the Company would consider alternative strategies, including utilizing other sources of supply, albeit requiring some lead time to accomplish.

*	Bond Exchange—Approximately $1 billion of annual interest expense savings is assumed in the Plan, based on conversion of two-thirds of the Company’s outstanding unsecured public debt to equity. As noted previously in this report, the timetable to execute this complex transaction is compressed in light of the required timing objectives. A successful bond exchange will require several key elements and events to fall into place in order to avoid a bankruptcy filing. The Company remains convinced bankruptcy would be protracted with a significant possibility that exit would not be achieved.

*	VEBA Restructuring—As noted, a successful conversion of 50% of current obligations under the VEBA settlement agreement is assumed in the Plan, yielding $1.4 billion in cash savings in 2009. The Company is in discussions with the UAW and counsel representing the class of GM-UAW retirees on modifications to the VEBA settlement agreement that satisfy the loan agreement and meet the requirements of the Plan. Any such agreement will require court approval and, in all likelihood, will be tied to a successful bond exchange.

*	Section 136 Loans—The Company’s Plan assumes $7.7 billion in Section 136 funding. The Department of Energy has indicated any such loans will also be conditioned on the finding of the U.S. Department of the Treasury around the long-term viability of General Motors. However, the total amount of proceeds may be lower than assumed in the Company’s Plan, as these proceeds are subject to the total size of the program and to the approval of the specific projects included in the applications.

*	Asset Sales—The Plan assumes planned sale of AC Delco’s Independent Aftermarkets business and the Strasbourg Transmission Plant in France for total estimated proceeds of $1.5 billion in 2009. Negotiations are well under way with potential purchasers. In the event of any delays in the sale process, or lower than estimated proceeds, the Company will need additional liquidity in 2009.

*	GMAC—In December 2008, the Federal Reserve approved GMAC’s application to become a Bank Holding Company and the U.S. Department of the Treasury made a $5 billion TARP investment in GMAC. This was an important and positive development not just for GMAC, but as well for General Motors given the role GMAC plays in the everyday conduct of the Company’s business. This action, as well as GMAC’s successful bond exchange, leaves GMAC significantly better positioned to be competitive over the long-term. As a result of these developments, at year end 2008 GM and

GMAC were able to launch special financing programs for select 2008 and 2009 models.
Nevertheless, the ongoing lack of liquidity in credit markets continues to create difficulties for GMAC in securing funding for its automotive assets. Even programs such as TALF have not provided a funding benefit to GMAC since participation requires that securities be rated AAA, and rating agencies are not willing to provide the required rating level while GM’s situation remains unresolved. Should the rating agencies continue to take this view, even after GM submits its Viability Plan, and potentially receives Federal Government support, the continued lack of funding will have a substantial negative impact on GMAC’s ability to provide both retail and wholesale funding in the U.S. and Canada, and consequently on GM’s ability to sell cars and trucks in these markets.

*	Foreign Government Support—Terms and conditions of the U.S. Federal loans essentially limit the Company’s ability to manage cash on a global basis, which has been its historic operating model. As a result, any foreign operations of the Company that are significant net users of cash during the Plan timeframe need to restructure and/or obtain support from their host governments. Many such initiatives are under way, assumed to yield $6 billion by 2010. However, there can be no assurances that this funding will be provided by these foreign governments.
These are in addition to the risks related to industry volumes (related to economic recovery, credit availability, and consumer confidence), GM share and pricing (related to the success of GM’s product plan and brand and channel restructuring), and GM’s various cost reduction initiatives. These issues and the associated risks have already been extensively discussed.
5.6 Form of Government Funding—In view of the uncertain economic environment and the risk factors outlined above, the Company requests the U.S. Government consider funding GM with a combination of secured term debt, a revolving line of credit and preferred equity. Specifically, the difference in the Federal funding requirement between the Baseline scenario and Downside sensitivity scenario (i.e., the difference between the $30 billion downside and the $22.5 billion baseline funding requirements) could be met with a secured revolver facility ($7.5 billion). The collateral used to support the current $13.4 billion U.S. Department of the Treasury term loan could be used to support this proposed $7.5 billion secured revolver facility and a $6 billion term loan. The remaining $16.5 billion of funding requirements could be met with a preferred share investment by the U.S. Government into the Company. Chart 5 illustrates this potential funding mix.

Chart 5: Potential Funding Mix
The proposed $16.5 billion preferred equity investment would provide medium term funding and would also provide the U.S. taxpayer with a higher rate of return commensurate with the higher returns TARP receives on preferred equity investments in financial institutions. Under Baseline industry volumes, the proposed Federal loans would be substantially repaid by 2013, and the proposed preferred equity investment would be repaid by 2017 assuming no U.S. pension contributions are required.
The Company believes that it is important to review the Plan with the U.S. Department of the Treasury and engage in a dialog regarding the amount, form and term of the Federal funding, taking into account the risks, opportunities and taxpayer protection. The above mix of funding represents one concept that can be the basis for dialog.
5.7 Bankruptcy Considerations—As noted in the General Motors’ December 2 submission, some industry observers have suggested bankruptcy is a reasonable, if not preferred, restructuring option—allowing for a more all-encompassing resolution of the Company’s liabilities than otherwise possible. It has also been suggested that a bankruptcy proceeding can be quick, allowing the new company to be up and running in a matter of weeks.
“Quick” has seldom been the pace of bankruptcy proceedings in this country. Based on data supplied by Lakeview Capital, of 159 cases completed since 1995 involving companies with assets of $1 billion or greater, only 4 cases (3%) exited bankruptcy in 90 days or less. The vast majority of these cases took one year or more, with one-third taking two years or more. The size and scope of General Motors makes it unique relative to this sample, suggesting a longer versus a shorter duration.
The more important consideration is revenue loss. All research indicates bankruptcy would have a dramatic impact on GM sales and revenue. According to CNW Market Research, more than 80% of consumers intending to purchase a new vehicle (during the following 6 months) would not do so from a company that filed for bankruptcy. In the case of Daewoo Motor, this company experienced a permanent 40% reduction in business in South Korea following a two-year restructuring. If the South Korean market was as competitive as the U.S., Daewoo’s revenue loss would likely have been far greater.

GM has attempted to model the potential cost and benefits of various bankruptcy scenarios. Although any model requires simplifying assumptions, which inherently cause them to understate various risks, the analysis confirms that a restructuring process outside of bankruptcy is highly preferable for all constituencies. The Company’s detailed analysis of bankruptcy scenarios, compared to the proposed Restructuring Plan, is contained in Appendix L.
5.8 Other Considerations—While this Plan is confined to the significant value created through restructuring of General Motors’ business, there is unquestionably additional value that could be obtained through consolidation of the domestic industry. The Company has been involved in very detailed evaluations of consolidation potentials over the past few years, and its capabilities—for example, purchasing—most often are the lever pulled to create joint value. The recent, rapid deterioration in economic conditions have made investment in the up-front costs associated with such consolidations an obviously lesser priority than addressing the immediate restructuring needs of General Motors. If the U.S. Department of the Treasury desires to explore the topic of industry consolidation, the Company would certainly be prepared to share its thoughts.
     6. Summary
General Motors submits a Plan that is aggressive, comprehensive and doable, and also one that is responsive to changing economic and industry conditions, since December 2. The Plan achieves a positive NPV under the Baseline volume assumptions demonstrating support that GM will be viable for the long-term. Funding requirements are addressed in this Plan, with ongoing negotiations of the conversion of GM’s VEBA debt obligations to equity and working to a timeline that has the bond exchange offer commencing before the end of March.
The Company believes this Plan puts its business, both in the United States and around the world, on sound, sustainable and competitive footings. It builds on demonstrated, world class capabilities in design, engineering, fuel efficiency, purchasing and manufacturing, importantly closing competitive cost gaps and resolving long-standing legacy cost issues that have contributed to unsupportable debt levels.
The Plan is based on conservative assumptions, more so than many well-regarded outside forecasts.
Importantly, the Plan requires considerable sacrifices from all stakeholders—unions, bondholders, dealers, suppliers, retirees, active employees and executives. Regarding executives, significant compensation reductions were contained in the December 2 submission, including a $1 per year salary and retainer for the Company’s CEO and Board Members, respectively, for 2009. This Plan further reduces salaries by 20-30% for the next four most senior officers, 10% for all other U.S. executives, and reduces retirement benefits for retired executives by a comparable amount, for the May-December 2009 period. Reductions in certain other benefit programs will also take effect on May 1, 2009.

There is considerable detail and support behind GM’s Plan, and the Company expects to discuss the Plan at length with the U.S. Department of the Treasury. These discussions will be important not only to building confidence in the Plan, and enlisting Federal support with various stakeholders, but as well to the U.S. Department of the Treasury’s view of deliverables for the progress report on the Plan required by March 31. This progress report is a significant event, as it is the basis for the issuance of the ‘Plan Completion Certificate’ to Congress, which signifies long-term viability.
The Company extends an open invitation to the U.S. Department of the Treasury to visit General Motors to view first-hand the many product programs, advanced propulsion technologies, lean manufacturing facilities, and its capable and energized workforce.
Respectfully submitted,
General Motors Corporation

EXCHANGE OFFER INFORMATION
In connection with the proposed public exchange offers General Motors plans to file documents with the Securities and Exchange Commission, including filing a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the proposed transaction. Investors and security holders of GM are urged to carefully read the documents when they are available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000.
GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the documents described above. Additional information regarding the directors and executive officers is also included in GM’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2008, and additional information is available in the Annual Report on Form 10-K, which was filed with the SEC on February 28, 2008, respectively.
SAFE HARBOR PROVISION
In this Plan, General Motors uses words like “may,” “will,” “would,” “could,” “should,” “believe,” “estimate,” “project,” “potential,” “expect,” “plan,” “seek,” “intend,” “evaluate,” “pursue,” “anticipate,” “continue,” “design,” “impact,” “forecast,” “target,” “outlook,” “initiative,” “objective,” “design,” “goal” or similar expressions to identify forward-looking statements that represent the Company’s current judgment about possible future events. Aside from statements of historical fact, all statements in this Plan and in related comments by GM’s management are forward-looking statements that necessarily involve risks and uncertainties. In making these statements GM relies on assumptions and analyses based on the Company’s experience and perception of historical trends, current conditions and expected future developments as well as other factors the Company considers appropriate under the circumstances. Whether actual future results and developments will be consistent with the Company’s expectations and predictions depends on a number of factors in addition to the Key Risks described on pages 32-35 in the Plan, including but not limited to:
•	GM’s ability to obtain adequate liquidity and financing sources and establish an appropriate level of debt, including the Company’s ability to negotiate the required debt conversions with GM’s bondholders, commercial lenders and other creditors and change in contributions to the VEBA trust with representatives of the VEBA;

•	GM’s ability to realize production efficiencies and to achieve reductions in costs as a result of the turnaround restructuring and the modifications in compensation and work rules negotiated with the UAW and other unions that represent the Company’s hourly employees;

•	Consumers’ confidence in the Company’s viability as a continuing entity and GM’s ability to continue to attract customers, particularly for the Company’s new products including cars and crossover vehicles;

•	Availability of adequate financing on acceptable terms to GM’s customers, dealers, distributors and suppliers to enable them to continue their business relationships with the Company;

•	Financial viability and ability to borrow of the Company’s key suppliers, including Delphi’s ability to address its underfunded pension plans and to emerge from bankruptcy proceedings;

•	GM’s ability to sell, spin off or phase out some of the Company’s brands as planned, to manage the distribution channels for the Company’s products and to complete other planned asset sales;

•	GM’s ability to qualify for federal funding of the Company’s advanced technology vehicle programs under Section 136;

•	Ability of GM’s foreign operations to restructure or to qualify for support from host governments;

•	GMAC’s ability to obtain funding to provide both wholesale and retail financing in the United States and Canada, to support GM’s ability to sell vehicles in those markets; and

•	Overall strength and stability of general economic conditions and of the automotive industry, both in the United States and in global markets.
These cautions apply to all GM forward-looking statements. GM cannot provide assurance that the results or developments that the Company anticipates will happen or, even if they do happen, that they will have the anticipated effects on GM and the Company’s subsidiaries or the Company’s businesses or operations. In particular, financial projections are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of GM’s financial projections will not be accurate. Accordingly, GM expects that the Company’s actual financial condition and results of operations will differ, perhaps materially, from what the Company describes in the Plan.

2009-2014 Restructuring Plan Appendix February 17th, 2009
Table of Contents ROLE OF GM AND THE DOMESTIC AUTO INDUSTRY IN THE U.S. ECONOMY ECONOMIC AND INDUSTRY ASSUMPTIONS GM MARKET SHARE AND UNIT VOLUME PROJECTIONS FUTURE PRODUCT LAUNCHES GM U.S. BRAND AND NETWORK PLANS SALARIED COMPETITIVENESS VEBA / UNSECURED PUBLIC DEBT RESTRUCTURING PLAN MILESTONES 2009-2014 FINANCIAL PROJECTIONS ENTERPRISE VALUE AND NPV SUPPLY BASE DEVELOPMENT BANKRUPTCY ANALYSIS

Appendix A ROLE OF GM AND THE DOMESTIC AUTO INDUSTRY IN THE U.S. ECONOMY
Importance of GM and the Domestic Auto Industry Summary The auto industry is critical to the national economy, directly providing and supporting more than 4.7 million jobs (A2) Domestic auto manufacturers are full-line producers and are significantly more committed to a U.S. supply base and to investing in America (A3) Domestic manufacturers have higher US/Canadian parts content than other manufacturers, with GM highest of all at 77% (A4) GM additionally contributes to the economy by: (A5) Providing good jobs at good wages Supporting more than one million employees, retirees, and dependents with pensions, health care, or both Being a national innovator in manufacturing Working to commercialize a wide range of research and development (R&D) activities, including those critically important to national goals Failure of part or all of the domestic industry poses severe risks for the U.S. economy, including an estimated 0.9 - 3.0 million job losses which would be concentrated in Michigan and other vulnerable Upper Midwest states (A6-A9) 1 2 3 4 5 A1

Importance of the Auto Industry to the U.S. Economy A2 Manufacturers directly provide approximately 334,000 U.S. jobs, nearly two-thirds of which are with GM, Ford, and Chrysler1 Manufacturers indirectly support another 4.4 million jobs, one of the highest multipliers in the economy Nearly 0.7 million in parts manufacturing2 3.7 million3 in related fields such as auto dealers and auto repair and maintenance For every manufacturer job there are nearly two jobs upstream in supplier industries and more than 10 jobs downstream The heart and soul of U.S. manufacturing, where many of the nation's most advanced manufacturing concepts have been developed and perfected 1Center for Automotive Research study 2Congressional Research Service, U.S. Motor Vehicle Industry: Federal Financial Assistance and Restructuring, January 30, 2009 3Department of Labor, Bureau of Economic Statistics, Current Employment Survey, November 22, 2008
Importance of the Domestic Auto Industry Full-line manufacturers-not only assembly but research and development (R&D), design, engineering, testing and validation, and administration Significantly more focus on a U.S. supply base Very strong track record of U.S. investment 1GM, Ford, and Chrysler, American Automobile Labeling Act, DesRosiers Automotive Consultants Inc. (2007) 2Data from GM, Ford, Chrysler, JAMA, BMW, Daimler, and Hyundai Series 1 General Motors, Ford, and Chrysler 225 All Others 40 Auto Industry Investments in the U.S.2 (1980-2007, in Billions of Dollars) Series 1 General Motors, Ford, and Chrysler 156 All Others 58 U.S. Auto Parts and Materials Purchases1 (2007, in Billions of Dollars) A3

GM Has Highest US/Canadian Content for Vehicles Manufactured in North America 12008 US/Canadian content from American Automobile Labeling Act except where only 2009 data is available, volume weighted by Automotive News 2008 North American vehicle production 2US/Canadian content percentage reflects only vehicles produced in North America--for example, Mazda 6 for Mazda and GL, M, and R Class for Mercedes Series 1 General Motors 0.77 Ford 0.71 Chrysler 0.67 Toyota 0.66 Mazda 0.63 Mercedes-Benz 0.62 Mitsubishi 0.61 Honda 0.61 Nissan 0.58 Suzuki 0.55 Subaru 0.54 Hyundai 0.38 BMW 0.29 Volkswagen 0.13 US/Canadian Content for Vehicles Manufactured in North America1 Detroit 3 Average 73% All Other Average 55% A4
Specific Additional GM Contributions to the National Economy GM provides good jobs at good wages One million U.S. employees, dependents, retirees and their spouses, and surviving spouses depend on GM health care benefits, and GM is the largest private provider of health care in the U.S. More than 650,000 U.S. retirees and their dependents benefited from GM pension payments last year GM is a national innovator in manufacturing, and fully competitive on productivity with industry leaders such as Toyota GM is one of the nation's largest and most successful investors in R&D, with a strong history of success and a wide variety of innovations in the process of commercialization that are directly relevant to national goals of energy efficiency, energy independence, and safety A5

Risk of Huge Job Losses and Severe Damage to the Economy if Part or All of the Domestic Industry Fails External Forecasts of U.S. Economic Impact of Partial or Full Failure of Detroit 3 Source: Congressional Research Service; U.S. Motor Vehicle Industry: Federal Financial Assistance and Restructuring; December 3, 2008 and January 30, 2008 reports A6
GM Estimates In Line With External Estimates Source: Bureau of Economic Analysis, Haver Analytics, GM analysis GM Estimates of U.S. Economic Impact of Partial or Full Failure of Detroit 3 A7

Any Such Impact Concentrated in Michigan and Other Economically-Stressed Upper Midwest States Series 1 Michigan 28.4 Ohio 11.6 Indiana 8.1 All Other 51.9 Michigan 28% Ohio 12% Indiana 8% All Other 52% Michigan 17% Ohio 12% Indiana 8% All Other 63% Motor Vehicle Manufacturing Employment Vehicle Parts Manufacturing Employment Source: Bureau of Labor Statistics / Haver Analytics A8
Rebound of Automotive Output Expected to Lead GDP Recovery; Overall Recovery at Risk With Auto Failure A9

Appendix B ECONOMIC AND INDUSTRY ASSUMPTIONS
Economic and Industry Assumptions Summary B1 Since peak, global industry has dropped 24% and U.S. industry 40% (B2-B3) GM has forecasted GDP and automotive volumes by market; automotive forecasts include upside and downside sensitivities (B4-B7) Both forecasts are generally more conservative than external forecasts (B8-B11) GM's oil price forecast predicts an increase to $130 per barrel by 2014, a more rapid rise in prices than the outside consensus (B12-B13) Rising oil prices are expected to drive a segment shift away from trucks towards cars and crossovers over the 2009-2014 period (B14) 1 2 3 4 5

2009 Global Industry Outlook about 57.5M - back to 2001 level US 2009 sales of 10.5M would be worst since 1970 Japan at 4.6M worst since 1977 W Europe at 13.5M worst since 1994 Emerging Markets giving back large gains made in last two years Global Industry Has Dropped 23.5% Since Jan 2008 Peak B2
U.S. Industry Has Dropped Nearly 40% Since 2007 B3 Source: GMIA, Mfr Estimate File * Includes Light & Heavy Industry SAAR ( in Millions) Lowest Per Capita Sales Rate in 50 Years

GM Real GDP Growth Outlook by Region B4
Regional Total Industry Baseline Outlook (Volume in Millions) B5 NA GME AP LAAM 13.0 19.8 18.4 24.1 20.4 30.8 5.7 7.8

Regional Industry Baseline Outlook and Sensitivities B6
U.S. Total Industry Volume Forecast Detail GM's forecast remains conservative; the consensus forecast for 2010 is 13.4m versus our 12.5m, and GM's 2010 Q4 of 13.5m is close to the Consensus annual average for all of 2010. Replacement demand is about 12.5m -- which is equal to our 2010 forecast - and close to vehicle ownership stagnation; in addition, there are about 2 M new drivers every year, for which we are not assuming added sales. Many potential buyers are not able to buy due to credit conditions, so once credit market returns to normal, the release of pent up demand will actually increase sales B7

GM Economic Forecasts More Conservative Than External Forecasts - U.S. Example B8 GM's GDP forecast is similar to Consensus Blue Chip Forecast GM's forecast is more optimistic than CBO forecast in 2010 as it expects a larger positive effect from the stimulus package, but substantially more conservative in 2011-2014
Global Total Industry Forecast Comparison GM's global industry forecast is conservative compared with external forecasts, especially in the 2009 - 2011 period B9 Note: the differences partly reflect a wider coverage of Global Insight's data, in markets where GM has no operations, such as Iran. (Mil. Units) 2006 2007 2008 2009 2010 2011 2012 2013 2014 GM (Baseline) 67.6 70.7 67.2 57.5 62.3 68.3 74.3 78.6 82.5 Global Insight 68.8 72.2 68.9 61.7 66.1 72.5 77.3 80.8 83.7 Difference 1.12 1.45 1.85 4.14 3.79 4.22 2.97 2.32 1.18

U.S. Total Industry Forecast Comparison B10 Wall Street analyst consensus forecast* (Feb 16, 2009): 2009: 11.5 m (range 11.1 to 12.3) 2010: 13.2 m (range 11.8 to 14.3) Consensus Blue Chip forecast* (February 2009): 2009: 11.2 m (range 8.9 to 13.3) 2010: 13.0 m (range 9.6 to 16.7) GM downside scenario for 2010: 11.5m *Note: 300k units are added to the light vehicle forecast figures to reflect total industry US Industry Forecast 2008 2009 2010 2011 2012 2013 2014 GM Estimate (Baseline) 13.5 10.5 12.5 14.3 16.0 16.4 16.8 Global Insight 13.5 10.7 12.9 14.9 15.9 16.7 17.5 JD Power & Assoc. 13.5 11.7 13.7 15.0 15.8 16.6 17.0
Once Adjusted for Population, GM's U.S. Industry Forecast is Very Conservative Versus the Last Major Economic Downturn and Recovery (1978-85) B11 Source: GMIA, Census Bureau

09/2008 Forecast 12/2008 Forecast GM Crude Oil Price Baseline Forecast B12 Low Oil Price Risk: Prolonged global recession stifles demand for energy in OECD and emerging markets High Oil Price Risk: Due to insufficient investment in production capacity during global recession, supply is not able to meet future oil demand
US Oil/Gas Price Assumptions B13 Prior GM oil price outlooks were very conservative: assuming tight supply conditions would quickly drive oil prices up from current levels. However, most external forecasters assume a more gradual increase in oil prices While oil prices are likely to remain volatile, GM's baseline assumes prices rise more slowly as global energy demand gradually recovers with the economy GM's Plan therefore adopts a more gradual increase in oil prices, closer to the consensus view 2008 2009 2010 2011 2012 2013 2014 Oil Prices ($/bbl) Dec 2 Viability Plan 100 53 75 100 120 130 130 Current Viability Plan 100 53 68 87 98 113 130 Gas Prices ($/gal) Dec 2 Viability Plan 3.28 2.05 2.70 3.35 3.85 4.00 4.00 Current Viability Plan 3.28 2.05 2.50 2.90 3.20 3.50 4.00 Consensus* ($/bbl) 100 54 70 78 80 n/a n/a *Median value of Bloomberg survey of 12 analysts (Jan/Feb 09)

Mix Vol (000's) Mix Vol (000's) Mix Vol (000's) Mix Vol (000's) Mix Vol (000's) Mix Vol (000's) Mix Vol (000's) Total Industry 13,503 10,500 12,500 14,300 16,000 16,400 16,800 Car 50.0% 6,757 46.0% 4,830 47.2% 5,906 48.4% 6,921 49.0% 7,840 49.5% 8,118 50.0% 8,400 Crossover 18.2% 2,457 20.2% 2,119 21.0% 2,619 21.5% 3,079 22.3% 3,568 22.5% 3,695 23.0% 3,871 Truck 31.8% 4,288 33.8% 3,551 31.8% 3,975 30.1% 4,300 28.7% 4,592 28.0% 4,587 27.0% 4,529 Small Car 3.6% 491 3.1% 326 3.2% 405 3.6% 515 3.7% 597 3.9% 631 4.1% 680 Compact Car-Reg. 12.2% 1,649 10.2% 1,071 11.0% 1,375 11.5% 1,645 12.3% 1,968 12.6% 2,066 12.9% 2,159 Mid Car 15.6% 2,110 14.0% 1,470 14.2% 1,775 14.2% 2,035 14.4% 2,296 14.4% 2,362 14.4% 2,419 Large Car 6.0% 810 5.6% 588 5.4% 675 5.1% 729 4.5% 720 4.2% 689 4.0% 664 Compact Lux Car 3.2% 433 3.3% 347 3.2% 400 3.5% 501 3.6% 581 3.7% 607 3.9% 647 Mid Lux Car 2.9% 389 3.3% 341 3.2% 394 3.1% 439 3.1% 488 3.1% 503 3.0% 507 Compact SUV-Cross. 8.1% 1,090 8.5% 893 8.7% 1,088 8.8% 1,258 8.9% 1,416 8.7% 1,427 8.6% 1,448 Mid SUV-Crossover 5.4% 733 6.5% 683 6.8% 850 7.0% 1,001 7.1% 1,128 7.1% 1,156 7.2% 1,203 Mid Lux SUV-Cross. 2.3% 309 2.5% 263 2.5% 306 2.5% 358 2.5% 395 2.5% 402 2.6% 442 Large Pickup 11.9% 1,601 13.9% 1,460 13.3% 1,656 12.8% 1,830 12.1% 1,936 12.0% 1,968 11.8% 1,982 Large SUV 2.3% 316 2.6% 273 2.3% 281 2.0% 286 1.8% 291 1.7% 279 1.6% 260 Large Lux SUV 0.8% 112 1.0% 105 0.9% 113 0.9% 122 0.8% 125 0.6% 102 0.4% 62 - - - - - - - Memo: - Large/Large Lux SUV 3.2% 429 3.6% 378 3.2% 394 2.9% 408 2.6% 416 2.3% 380 1.9% 323 Gas Price Assumptions: - Nominal Gas Price $3.28 $2.05 $2.50 $2.90 $3.20 $3.50 $4.00 - Real Gas Price (2008 $) $3.28 $2.07 $2.45 $2.80 $3.00 $3.20 $3.55 2008 Actuals NEW: 2009 NEW: 2010 NEW: 2011 NEW: 2012 NEW: 2013 NEW: 2014 Rising Expected Oil Prices Drive U.S. Segment Shift Away From Truck and Toward Car and Crossover B14 US Industry Segment mix reflects: Near-term depth of recession and gas prices at $2/gal ($US) with out-year economic recovery and gas price increase to $4/gal Structural shift in US/Canada rental industry which tempers Compact/Mid Car volume US Segment Mix

Appendix C GM MARKET SHARE AND UNIT VOLUME PROJECTIONS
GM Market Share and Unit Volume Projections Summary C1 GM retail share shows stabilization since 2005 (C2) U.S. market share is expected to drop from 22.0% in 2009 to 19.7% in 2014, based on detailed projections by segment including analysis of GM vehicles versus expected competitive vehicles; similar projections have been made for other markets (C3-C13) GM volume projections have been created from these market share projections applied to expected industry volumes by market and segment (C3-C13) GM shares are increasingly driven by positive product attributes and volume per nameplate is expected to rise with the shift to 'fewer, better' entries (C14-C15) 1 2 3 4

Aug. '05 GM Retail Share Shows Stabilization Since 2005 Market share stability achieved after historical decline of 0.62 point in total market share per year since 1962 C2
GM Global Market Share Forecast C3 GM Market Share GM Market Share 2008 2009 2010 2011 2012 2013 2014 U.S. December 2 Baseline 21.5% 21.5% 21.3% 20.3% 20.5% n/a n/a Viability Plan 2 22.1% 22.0% 21.1% 20.2% 20.0% 19.8% 19.7% Change from 12/2 0.6 pts. 0.5 pts. (0.2) pts. (0.1) pts. (0.5) pts. n/a n/a GMNA December 2 Baseline 21.2% 20.8% 20.4% 19.5% 19.8% n/a n/a Viability Plan 2 21.5% 21.1% 20.4% 19.5% 19.4% 19.3% 19.1% Change from 12/2 0.3 pts. 0.3 pts. (0.4) pts. n/a n/a GME December 2 Baseline 9.2% 9.8% 10.0% 10.2% 10.7% n/a n/a Viability Plan 2 9.3% 9.1% 9.9% 9.8% 10.6% 10.7% 10.4% Change from 12/2 0.1 pts. (0.7) pts. (0.1) pts. (0.4) pts. (0.1) pts. n/a n/a GMLAAM December 2 Baseline 17.3% 17.7% 18.1% 17.4% 18.5% n/a n/a Viability Plan 2 17.1% 17.5% 18.0% 17.8% 18.4% 19.3% 18.8% Change from 12/2 (0.2) pts. (0.2) pts. (0.1) pts. 0.4 pts. (0.1) pts. n/a n/a GMAP December 2 Baseline 7.0% 7.3% 8.1% 8.5% 9.0% n/a n/a Viability Plan 2 7.0% 7.3% 8.4% 8.8% 9.0% 9.0% 8.6% Change from 12/2 0.0 pts. 0.0 pts. 0.3 pts. 0.3 pts. 0.0 pts. n/a n/a

GM Unit Volume Forecast C4 GM Volume (M) GM Volume (M) 2006act 2007act 2008 2009 2010 2011 2012 2013 2014 Global Viability Plan 2 9.1 9.4 8.4 6.9 7.9 8.6 9.7 10.2 10.4 Change from 12/2 (0.1) (1.0) (0.7) (0.5) (0.3) (0.2) n/a GMNA Viability Plan 2 4.8 4.5 3.6 2.8 3.1 3.3 3.7 3.7 3.8 Change from 12/2 0.0 (0.3) (0.3) (0.1) 0.1 0.1 n/a GME Viability Plan 2 2.0 2.2 2.0 1.7 1.9 2.0 2.3 2.5 2.5 Change from 12/2 0.0 (0.3) (0.1) (0.2) (0.1) 0.0 n/a GMLAAM Viability Plan 2 1.0 1.2 1.3 1.0 1.1 1.2 1.3 1.4 1.5 Change from 12/2 0.0 (0.2) (0.2) (0.1) (0.2) (0.1) na GMAP Viability Plan 2 1.2 1.4 1.5 1.5 1.8 2.1 2.4 2.6 2.6 Change from 12/2 0.0 (0.1) (0.1) (0.1) (0.1) (0.1) n/a
C5 GM Market Share & Unit Volume - North America Detail GMNA VP2 Comparison to December 2 Submission

GM US Sales Mix and Share by Type of Sale C6 2007 2008 2009 2010 2011 2012 2013 2014 GM Sales 3,866,620 2,980,688 2,305,434 2,642,270 2,886,925 3,195,329 3,245,517 3,307,751 Industry 16,472,742 13,502,519 10,500,000 12,500,000 14,300,000 16,000,000 16,400,000 16,800,000 GM Market Share 23.5% 22.1% 22.0% 21.1% 20.2% 20.0% 19.8% 19.7% GM Retail Sales 2,858,606 2,158,134 1,673,707 1,958,509 2,151,286 2,380,325 2,499,145 2,542,905 Retail Industry 13,171,014 10,757,519 8,450,000 10,150,000 11,700,000 13,200,000 13,500,000 13,800,000 Retail Market Share 21.7% 20.1% 19.8% 19.3% 18.4% 18.0% 18.5% 18.4% GM Retail % of GM Ttl Sales 74% 72% 73% 74% 75% 74% 77% 77% GM Rental Sales 596,104 479,682 330,087 344,607 359,484 402,685 352,439 352,019 Rental Industry 2,019,247 1,605,000 1,100,000 1,300,000 1,450,000 1,550,000 1,600,000 1,650,000 Rental Market Share 29.5% 29.9% 30.0% 26.5% 24.8% 26.0% 22.0% 21.3% GM Rental % of GM Ttl Sales 15% 16% 14% 13% 12% 13% 11% 11% GM Comm'l/Gov't Sales 411,910 342,872 301,640 339,154 376,155 412,319 393,933 412,827 Comm'l/Gov't Industry 1,282,481 1,140,000 950,000 1,050,000 1,150,000 1,250,000 1,300,000 1,350,000 Comm'l/Gov't Market Share 32.1% 30.1% 31.8% 32.3% 32.7% 33.0% 30.3% 30.6% GM Comm'l/Gov't % of GM Ttl Sales 11% 12% 13% 13% 13% 13% 12% 12% GM Fleet Sales (Rental+Com/Gov) 1,008,014 822,554 631,727 683,761 735,639 815,004 746,372 764,846 Fleet Industry 3,301,728 2,745,000 2,050,000 2,350,000 2,600,000 2,800,000 2,900,000 3,000,000 GM Fleet Market Share 30.5% 30.0% 30.8% 29.1% 28.3% 29.1% 25.7% 25.5% GM Fleet % of GM Ttl Sales 26% 28% 27% 26% 25% 26% 23% 23% US VP2 Actual
U.S. Market Share Assumptions Key Plan Assumptions Fuel prices gradually increase to $4.00/gallon by 2014 driving continued growth in cars and crossovers Marketing spend per brand and nameplate improves to a level competitive to Toyota, Honda and Ford due to Core Brand Strategy Continued trend of segment share gains with new vehicle launches Chevy, Cadillac and Buick gain share due to future product plan as well as reduced competition from HUMMER, Saab, Saturn and Pontiac Dealer rationalization contributes to increased profit and customer satisfaction for remaining dealers, resulting in volume and price gains GM planned price increases for content required to achieve regulatory compliance, especially in the area of fuel economy, is matched by the competition Continued improvement in key purchase funnel measures, such as awareness, opinion and consideration for Chevy, Cadillac, GMC and Buick throughout plan window GM will leverage scale to purchase media more efficiently than competition and continue to lead the industry in digital and search marketing capability C7

C8 22.1 22.0 0.5 0.7 0.1 (0.3) (0.4) (0.7) 0% 5% 10% 15% 20% 25% 2008 CY Share Pricing/ Credit Competitive Market Activity Product Adds/Deletes Other 2009 CY Share Industry Mix Brand Consolidation Impact 48 nameplates 2,981k = 62k /nmplt 45 nameplates 2,305k = 51k /nmplt Share Walk from 2008 to 2009 Gas price moderation drives mix shift from Cars to Trucks/Crossov ers (+4 p.p. mix) Pricing impact based on elasticity analysis. Slightly improved credit conditions expected. Planned reductions relative to marketing factory and competitive spend
22.0 21.1 1.6 (0.5) (0.4) (0.7) (0.9) 2009 CY Share Industry Mix Carryover Models / Competitive Impact Gains from Product Majors Loss from Product Drops 2010 CY Share 47 nameplates 2,642k = 56k /nmplt 45 nameplates 2,305k = 51k /nmplt C9 Brand Consolidation Impact Share Walk from 2009 to 2010 0% 5% 10% 15% 20% 25%

21.1 20.2 1.2 (0.4) (0.5) (0.1) (1.1) 2010 CY Share Industry Mix Carryover Models / Competitive Impact Gains from Product Majors Loss from Product Drops 2011 CY Share 39 nameplates 2,887k = 74k/nmplt 47 nameplates 2,642k = 56k /nmplt C10 Share Walk from 2010 to 2011 Brand Consolidation Impact 0% 5% 10% 15% 20% 25%
C11 20.2 20.0 1.4 (0.6) (0.2) (0.3) (0.6) 2011 CY Share Industry Mix Brand Consolidation Impact Carryover Models / Competitive Impact Gains from Product Majors Loss from Product Drops 2012 CY Share 39 nameplates 2,887k = 74k/nmplt 36 nameplates 3,195 = 89k/nmplt Share Walk from 2011 to 2012 0% 5% 10% 15% 20% 25%

C12 20.0 19.8 1.2 (0.2) (0.5) (0.0) (0.6) 2012 CY Share Industry Mix Brand Consolidation Impact Carryover Models / Competitive Impact Gains from Product Majors Loss from Product Drops 2013 CY Share 37 nameplates 3,246= 88k/nmplt 36 nameplates 3,195 = 89k/nmplt Share Walk from 2012 to 2013 0% 5% 10% 15% 20% 25%
C13 19.8 19.7 1.3 (0.1) (0.2) (0.5) (0.6) 2013 CY Share Industry Mix Brand Consolidation Impact Carryover Models / Competitive Impact Gains from Product Majors Loss from Product Drops 2014 CY Share 36 nameplates 3,308= 92k/nmplt 37 nameplates 3,246= 88k/nmplt Share Walk from 2013 to 2014 0% 5% 10% 15% 20% 25%

Share Increasingly Driven By Positive Product Attributes C14 Top Reasons For Purchase - GM Top Reasons For Purchase - GM Top Reasons For Purchase - GM Top Reasons For Purchase - GM Top Reasons For Purchase - GM Top Reasons For Purchase - GM Top Reasons For Purchase - GM 2003 MY 2004 MY 2005 MY 2006 MY 2007 MY 2008 MY #1 Rebate / Incentive Rebate / Incentive Value for the Money Exterior Styling Exterior Styling Exterior Styling #2 Value for the Money Value for the Money Rebate / Incentive Value for the Money Value for the Money Fuel Economy #3 Exterior Styling Price / Monthly Payments Employee Discount Fuel Economy Fuel Economy Value for the Money #4 Price / Monthly Payments Exterior Styling Exterior Styling Price / Monthly Payments Price / Monthly Payments Price / Monthly Payments #5 Past Model Experience Fuel Economy Price / Monthly Payments Rebate / Incentive Dependable/ Reliable Dependable/ Reliable
GM US VP2 Volume/Share per Nameplate C15 GM Market Share & Unit Volume per Nameplate

Appendix D FUTURE PRODUCT LAUNCHES

Chevrolet VOLT D1
Chevrolet VOLT Start of production: 2010 Location of production facility: Detroit, Michigan Powertrain with best fuel economy: 1.4L E-Flex 17-Feb-09 D2

Cadillac CTS Coupe D3
Cadillac CTS Coupe Start of production: 2010 Location of production facility: Lansing, Michigan Powertrain with best fuel economy: 3.6L V6, 6-speed auto 17-Feb-09 D4

Cadillac CTS Sport Wagon D5
Cadillac CTS Sport Wagon Start of production: 2009 Location of production facility: Lansing, Michigan Powertrain with best fuel economy: 3.6L V6, 6-speed auto 17-Feb-09 D6

Chevrolet Cruze D7
Chevrolet Cruze Start of production: 2010 Location of production facility: Lordstown, Ohio Powertrain with best fuel economy: 1.4L Turbo, manual 17-Feb-09 D8

Chevrolet Camaro D9
Chevrolet Camaro Start of production: 2009 Location of production facility: Oshawa, Canada Powertrain with best fuel economy: 3.6L V6, 6-speed auto 17-Feb-09 D10

Chevrolet Equinox D11
Chevrolet Equinox Start of production: 2009 Location of production facility: Ingersoll, Canada Powertrain with best fuel economy: 2.4L L4, 6-speed auto 17-Feb-09 D12

Buick Lacrosse D13
Buick Lacrosse Start of production: 2009 Location of production facility: Fairfax, Kansas Powertrain with best fuel economy: 2.4L L4, 6-speed auto 17-Feb-09 D14

Cadillac SRX D15
Cadillac SRX Start of production: 2009 Location of production facility: Ramos Arizpe, Mexico Powertrain with best fuel economy: 3.0L V6, 6-speed auto 17-Feb-09 D16

Appendix E GM US BRAND AND NETWORK PLANS
GM U.S. Brand and Network Plans Summary E1 Saturn, HUMMER and Saab have generated an average annual EBIT loss of $1.1 billion (E2) GM will refocus on four core brands (Chevrolet, Cadillac, Buick and GMC) and three corresponding channels (E3-E4) Significant rationalization of dealer network has been accomplished to date, especially since 2000 (E5) Dealer network will be consolidated and strengthened to improve dealer economics and compete more effectively for volume and share (E6-E7) Preserving historic strength in small town and rural markets Throughput increase for remaining dealers, contributing to higher dealer profitability and more effective marketing of GM products 1 2 3 4

U.S. Channel Profit Overview $ Billions Cumulative % of Total Over 90% of U.S. Aggregate Contribution Margin generated from four core brands to be maintained U.S. Aggregate Contribution Margin CY2003-2007 $1.1B average annual EBIT loss for Saturn, HUMMER and Saab E2
Refocused U.S. Brand Strategy around Core Brands and Channels E3 Focus on four core brands and three corresponding channels Chevrolet, Buick, GMC & Cadillac core brands / Chevrolet, BPG & Cadillac channels Pontiac to serve as niche product Part of "Fewer, Better" entries strategy Concentrate advertising, capital and engineering resources Strategic review of HUMMER and Saab globally, and Saturn brand in concert with Saturn's Franchise Operations Team (FOT)

Brand Positioning and Dealer Throughput E4 Chevrolet: Brand Positioning: Expressive Value High Value Appeal with High Retail Volume Dealer Throughput: Growing to match Toyota in large markets Buick-Pontiac-GMC: Brand Positioning Buick: Sophisticated Quality, Luxury and Craftsmanship Pontiac: Youthful & Sporty - with niche focus GMC: Engineering Excellence with Capability and Functionally Dealer Throughput: Growing to match Nissan in large markets Cadillac: Brand Positioning: Performance Luxury with Aspirational Appeal Global Luxury Brand Dealer Throughput: Growing to match Mercedes in large markets
Historical Dealerships Counts (1970 - Current) History of successful rationalization of the U.S. dealer network Utilized private capital to consolidate dealerships, in addition to natural attritions Phased out Oldsmobile franchises Aligned Buick, Pontiac and GMC dealers into a single retail channel, which lowers costs and allows for nameplate rationalization E5

Dealer Network Rationalization Overview Network Auto dealerships are independently owned and capitalized Each dealer's Sales and Service Agreement with GM is typically for a franchise of a specific brand or channel, not the dealership (6,246 dealerships hold 13,360 individual Dealership Sales and Service Agreements) In most states, it is illegal for a manufacturer to own a dealership for extended periods Dealerships require significant private capital and access to borrowed funds Auto dealers have unique franchise laws which protect individual dealers more than typical retail franchisees Manufacturers must understand and comply with the varied motor vehicle franchise laws in all 50 states State-by-state variations in auto franchise laws drive complexity and limit OEMs' degrees of freedom to operate Negotiating Voluntary Dealership Terminations Terminating Agreements require negotiated settlements, involving lawyers, accountants and other professionals Every negotiation is unique, complex, and requires GM people with unique skills to optimize results. Each termination involves a number of factors - the individual state laws, the dealer, the business entity, equipment, real estate, possible union contracts, the entrepreneurs' financial state, associated finance & warranty business, etc. No two deals are alike, large metro deals can be little cost to GM when third parties are utilized or cost GM millions GM typically manages the process of terminations, consolidations, relocations, brand realignments and replacements of underperforming dealers - historically 200-400 deals are completed each year Revised Network Right Sizing Capitalization, lines of credit for operations and inventories must be secured for targeted sites Facility construction/renovation, permits, image and other infrastructure takes time and careful planning Relocating or replacement dealers expect an opportunity for significant return on their investment Obligations under state franchise laws and the Agreements drive significant costs, even in non-renewals Other dealers in surrounding market areas must be capable and prepared to capture the sales of an exiting dealer E6
Dealer Network Rationalization Plan Consolidate and strengthen dealer network to compete more effectively for GM volume and market share Right-size network from 6,246 in 2008 to 4,700 by 2012 as in Dec. 2nd submission (inclusive of reduction from Saturn, Saab and HUMMER) Further reduction of 600 to 4,100 by 2014 Plan benchmarks key locations, facilities and throughput vs. target competitors in major markets Preserve historic and strategic competitive strength in small town markets Reductions include normal attritions (minimal cost to GM) Dealer-initiated reductions and relocations leveraging private capital Corresponding throughput increase for remaining dealers, particularly in major metro markets, expected to result in more profitable and stronger dealer network E7

Appendix F SALARIED COMPETITIVENESS
Salaried Competitiveness Summary F1 GM has made significant reductions to its U.S. salaried employee costs through 2008 (F2) Watson Wyatt analysis shows GM salaried total cash compensation trails transplants by approximately 6% (F3) Watson Wyatt was not given permission by all three transplants to compare benefit plans, but GM internal analysis shows GM to be below average in benefits and last in active post-retirement health care and life insurance (F3) GM severance programs are consistent with customary severance practices employed by other major companies (F4) The majority of GM salaried employees have no negotiated work rules (F5) 1 2 3 4 5

GM Has Made Significant Reductions to its U.S. Salaried Employee Costs through 2008 U.S. Salaried Employment is Down 40% from the 2000 Level Other Actions* No merit increases 2005, 2007, 2009 Delayed increase in 2006 (27 months) No variable pay in 2005, 2008 Below target in 2004, 2006, 2007 Pension reductions (from 24-52%) Elimination of Post-65 retiree health insurance Pre-65 Retiree Health Care capped at 2006 levels Reduction in Post-retirement life insurance Significant increase in employee contributions to healthcare - 31% Suspension of 401k Match, Tuition Assistance F2
Salaried Compensation Competitiveness Watson Wyatt analysis of salaried compensation competitiveness compared with Nissan, Toyota, and Honda (Transplant Companies) for U.S. operations confirms GM salaried employees are paid competitively Base salary position within 0.2% of transplant average Total cash compensation trailing transplants by approximately 6% Watson Wyatt not given permission by all three transplants to compare benefits plans GM's internal analysis of Watson Wyatt benefit survey conducted to determine competitiveness GM's internal analysis shows, on a new-hire to new-hire basis, GM to be below average in total benefits GM ranks last in active post-retirement healthcare and active life insurance Transplants do not participate in major U.S. executive compensation surveys conducted by Towers Perrin, Hewitt, and Pearl Meyer Transplant U.S. operations largely limited to manufacturing and sales operations without global executive functional or headquarters leadership positions in the U.S. GM participates in these major executive compensation surveys and engages Mercer to consolidate results to determine the competitive position of GM executive compensation relative to other large multinational companies Results of the most recent Mercer (2007) analyses show that GM executive total cash is at median of the market in 2007 after bonuses were paid and in 2008 no bonuses were paid Total compensation is well below median because long-term incentives have not paid out over the past several years F3

Severance Rationalization GM has two types of severance programs/policies for U.S. salaried employees Plans are consistent with severance practices employed by other major companies Amount and duration of severance payments and benefits benchmarked using 2008 Right Management Global Severance Practices Survey (456 U.S. companies) and 2008/2009 Lee Hecht Harrison Severance Practices Benchmark study (958 U.S. companies) F4 Non-Executive Salaried Employees Executive Employees GM Severance Program (GMSP) Involuntary Program Provides employees 1/2 month severance pay for each full year of service up to 6 months maximum Requires full Release of Claims Employees with minimum 3 years service who do not execute release agreement receive 1 month severance Benefits continuation provided for duration of severance payments Outplacement service provided GM Executive Severance Program (GMSP) Involuntary Program Provides employees 1/2 month severance pay for each full year of service up to 12 months maximum Requires full Release of Claims Employees with minimum 3 years service who do not execute release agreement receive 1 month severance Benefits continuation provided for duration of monthly severance payments up to 6 months maximum Outplacement service provided Mutual Separation Policy (MSP) Voluntary Policy Provides employees 1/2 month severance pay for each full year of service up to 4 months maximum Requires full Release of Claims Benefits continuation provided for duration of severance payments Outplacement service provided Executive Mutual Separation Policy (MSP) Voluntary Policy Provides employees 1/2 month severance pay for each full year of service up to 10 months maximum Requires full Release of Claims Benefits continuation provided for duration of monthly severance payments up to 6 months maximum Outplacement service provided
Work Rule Modifications for Salaried Employees Loan Agreement requires work rules for U.S. employees of GM and its Subsidiaries to be competitive with the work rules for employees of Nissan, Toyota, or American Honda (Transplants) in the U.S. Will be seeking guidance from the U.S. Department of the Treasury regarding how this requirement applies in the context of salaried employees The majority of GM salaried employees are not represented by a collective bargaining agent and there are no negotiated work rules Instead, GM retains the right, among others to: Assign job responsibilities and work locations Use contract vs. regular active employees to perform work Establish a competitive compensation structure and pay ranges Evaluate performance to management identified objectives Compensate employees based on performance Address inappropriate employee behavior via management actions up to and including termination Promote and laterally move employees into positions based on performance, skill competencies and leadership behaviors General Motors has a code of conduct for employees, called "Winning with Integrity: Our Values and Guidelines for Employee Conduct" (copy will be made available upon request) GM also has a Human Resources Policy Manual (copy will be made available upon request) Addresses such subjects as Workplace Environment, Staffing, Selection, etc. Each functional area has guidelines for employees to follow in performing their jobs and includes: Steps to follow in orienting new employees How to file expense reports, etc. GM will seek guidance from the U.S. Department of the Treasury if these policies and procedures are considered work rules within the intended scope of the Loan Agreement GM has not participated in annual benchmarking surveys with the transplant companies focusing on general salaried policies; however, we periodically inquire of other companies, including the transplants, about specific programs, such as telecommuting F5

75

Appendix G VEBA / UNSECURED PUBLIC DEBT
VEBA / Unsecured Public Debt Summary GM engaged with the UAW and the unofficial committee of the bondholders to pursue the restructuring of GM's balance sheet in accordance with the Federal Loan Intensive due diligence in parallel with discussions on proposed term sheets ongoing Signed letters from the UAW and the committee of the bondholders providing status included in the following pages 1 2 3 G1

Appendix G
VEBA Settlement Modification and Bond Exchange
I. VEBA Settlement Modification: GM initiated discussions with the UAW in the fall of 2008 regarding restructuring GM’s payment obligations under the VEBA Settlement Agreement. These discussions focused mainly on re-timing approximately $10 billion in payments otherwise due in 2009 and 2010, including accelerating the date upon which responsibility for retiree medical coverage is transferred from GM to the VEBA, and the possibility of contributing GM equity in place of a portion of the VEBA payment obligations.
Since these discussions pre-dated the December 31, 2008 federal loan agreement, negotiations were not directed at a conversion of 50% or more of the VEBA payment obligations to GM equity. The federal loan agreement, however, requires that at least one-half of the value of GM’s future payments to the VEBA be in the form of GM stock and that the total value of GM’s payments cannot exceed the amount otherwise required under the VEBA Settlement Agreement. Consequently, after obtaining the federal loan, GM engaged the UAW and counsel for the class of GM retirees who are parties to the VEBA Settlement Agreement to pursue modification to the Settlement Agreement in accordance with the federal loan requirements.
The parties have engaged in extensive due diligence. GM has granted the union, class counsel and their respective attorneys and advisors access to highly confidential GM business and financial information, including the various elements of the Restructuring Plan for Long-Term Viability. The parties have also engaged in regular discussions, either directly or through their advisors, aimed at restructuring GM’s future obligations to the VEBA on terms that meet GM’s need to repair its capital structure, satisfy the federal loan requirements and are in the best interest of the retirees in light of GM’s current financial distress. This due diligence and the discussions were undertaken contemporaneous with discussions for a debt-equity conversion between GM and advisors to the unofficial committee of holders of unsecured GM bonds. The UAW, class counsel and the bond holders understand that their respective agreements would be conditioned upon executing binding agreements with the other parties and securing all required legal and regulatory approvals.
The UAW and class counsel have concluded that a restructuring of GM’s operations, balance sheet and the Settlement Agreement are necessary components of GM’s restructuring. The UAW, Class and GM also agreed to work towards a March 31, 2009 execution of an agreement to modify VEBA Settlement Agreement. An agreement to restructure the VEBA payments has not yet been achieved but the parties are working toward a final agreement that meets the needs of GM, the federal government, the UAW and the retiree class members.
As evidence of their good faith and commitment, the parties have executed the attached Term Sheet that commits them to addressing the issues that must be resolved to reach an agreement to modify the VEBA Settlement Agreement and to reaching a final VEBA Modifications agreement in the time frame required by the loan agreement.

II. Bond Conversion
As a result of the public disclosures and commentary regarding a potential debt-for-equity conversion that were made in connection with the December 2, 2008 Congressional Submission and the US Treasury Loan Agreement dated December 31, 2008, an unofficial committee of GM bondholders formed in anticipation of engaging with GM with respect to any potential restructuring of the Company’s public unsecured debt. As is customary in such situations, the committee has retained its own financial and legal advisors to represent it in such discussions. GM and its advisors commenced discussions with the committee’s advisors in January and since that time, have efforts have been focused on advancing discussions on two primary fronts. The first has been to provide due diligence access to assist the advisors to the committee in analyzing the Restructuring Plan for Long-Term Viability. The second has been to advance discussions with the committee’s advisors regarding the specific terms of a bond exchange. GM and its advisors have held regular discussions and exchanged term sheets with the committee’s advisors as to terms and structure of a bond exchange that both meets GM’s requirements for the Restructuring Plan for Long-Term Viability while at the same time gaining the support of the committee and GM bondholders more broadly. The status of these discussions is described in the attached letter from the committee’s advisors. More generally, GM and its advisors are working aggressively on several fronts to ensure that the objective of launching a bond exchange offer by March 31, 2009 can be met.

VEBA Modifications Term Sheet
     The UAW, GM and Class Counsel for the certified class in the case of UAW, et. al. v. General Motors Corp., Civ. Act No. 2:07-cv-14074 (E.D. Mich.) (the “Parties”) have discussed GM’s current financial situation and GM’s need to repair its capital structure, including restructuring its obligations under the VEBA Settlement Agreement entered in the captioned case. In this regard, the Parties have discussed the fact that since execution of the Settlement Agreement on February 21, 2008 and approval of the Settlement Agreement by the Court on July 31, 2008, GM’s financial situation has significantly deteriorated and to avoid bankruptcy GM petitioned the U.S. government for emergency financial assistance which resulted in the entry of the Loan and Security Agreement dated December 31, 2008 (the “Loan Agreement”) between GM and the United States Department of Treasury.
     The Parties acknowledge that the Loan Agreement affords GM a limited and conditional opportunity to implement a restructuring plan to restore its long-term viability, which would substantially improve GM’s ability to make future payments to the New VEBA. The Parties understand that among the many conditions contained in the Loan Agreement is the requirement to modify the Settlement Agreement such that not less than one-half the value of each future payment made by GM to the New VEBA shall be made in the form of GM stock and the total value of such payments shall not exceed the amount of any such payments that were required for such period. Any such modification of the VEBA payments also must be part of a larger plan of reorganization that, when taken together, manifests a clear and realistic opportunity for GM’s long-term viability.
     This Term Sheet is entered into between the Parties and is submitted pursuant to the terms of the Loan Agreement. Given GM’s financial situation, the prospect of bankruptcy and the need to meet the requirements of the Loan Agreement, the Parties agree as follows.
1.	GM has provided the UAW, Class Counsel and their legal and financial advisors access to GM financial information so they can complete a comprehensive review of GM’s financial situation. However, given the timeframe, complexities associated with the proposed restructuring of GM’s payment obligations, and the necessary interplay with the bond exchange additional due diligence is required before a full legal agreement that modifies the VEBA Settlement Agreement (the “Settlement Modification Agreement”) can be finalized.

2.	Based on the due diligence, the UAW and Class Counsel have concluded, each in their own capacity, that a restructuring of GM’s operations and balance sheet is required to avoid the more adverse consequences in the event of a GM bankruptcy. The UAW and Class Counsel recognize that a restructuring of the Settlement Agreement is required under the current Loan Agreement.

3.	The Parties are committed to reaching an agreement in accordance with the requirements of the Loan Agreement, and have been working diligently toward that end. Nonetheless, the need for significant due diligence and further discussions among the Parties regarding the financing of the VEBA is made manifest not only by the complexities described in Paragraph 1 above but also by the fact that the VEBA is the source for providing the retiree health care benefits for over one-half million retirees, their spouses, and covered family members. In conducting these discussions, Class Counsel and the UAW must proceed in a manner that fully considers how changes in the financing of the VEBA may affect the level and availability of retiree health care benefits to the participants in the new plan. To that end, Class Counsel and the UAW stand ready to work with GM in developing proposals that will deal with the concern about GM’s debt structure in a way that minimizes the long-term risk to the new plan.

4.	The Parties understand that time is of the essence given GM’s financial requirements and requirements of the Loan Agreement. The Parties agree to fully cooperate in drafting and executing the Settlement Modification Agreement by March 31, 2009, and working together in good faith to secure all necessary legal and regulatory approvals.

5.	Any final Settlement Modification Agreement will be subject to the approval of the President’s Designee; court approval of the Settlement Modification Agreement in form and substance acceptable to each of the Parties; consummation of the bond exchange offer on terms satisfactory to the Parties; and GM’s reasonable satisfaction that it will obtain equivalent accounting treatment to that applicable to the Settlement Agreement.

Dated: 2/17/09	Dated: 2/17/09	Dated: 2/17/09

STRICTLY CONFIDENTIAL
February 15, 2009
General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000
Attention: G. Richard Wagoner, Jr., Chairman and CEO

Re:	Bond Exchange required by Loan Agreement between GM and the U.S. Department of the Treasury
Mr. Wagoner,
     As advisors to the unofficial committee of unsecured bondholders of General Motors Corporation (“GM”), we write to respond to the most recent term sheet, dated February 12, 2009, we received from GM for the proposed exchange of unsecured bonds of GM (the “Bond Exchange”).
     We recognize the substantial efforts made by GM thus far to develop a restructuring plan. It is evident to us that GM and its advisors have dedicated considerable resources and creativity to this process and have endeavored to engage with all interested stakeholders.
     We are also aware of the grave importance of this restructuring for the future of GM and its employees, as well as for the American auto industry and its network of related businesses. Accordingly, we have undertaken to advise the committee with due consideration for the substantial sacrifices that are being asked of all parties.
     As advisors to the committee, we would be prepared to recommend that the committee approve and support the Bond Exchange contemplated by the term sheet, subject to an appropriate conclusion of the due diligence process (particularly with respect to a final GM restructuring plan) and to revisions to the term sheet, including those described or otherwise referenced in Exhibit A. However, in light of our confidentiality obligations to GM, we have been unable to share details of the proposed term sheet or of GM’s proposed restructuring plan with the members of the committee (although we are working with GM to permit disclosure in the next few days). Accordingly, we do not have authority to bind any member of the committee or any other bondholder to support the exchange contemplated by the term sheet.
     Our desire is to finalize a revised term sheet that includes the revisions described in Exhibit A as quickly as possible as the support of the committee will be critical to the success of any Bond Exchange. We look forward to continuing our dialogue with you about these matters.

     Sincerely,

Houlihan Lokey Howard & Zukin Capital,	Paul, Weiss, Rifkind, Wharton & Garrison
Inc., as financial advisor to the unofficial	LLP, as counsel to the unofficial
committee

VEBA / Unsecured Public Debt In light of the ongoing confidential negotiations regarding the terms of a potential bond exchange and VEBA modification, and consistent with GM's obligations under U.S. federal securities laws, Exhibit A to the foregoing letter and the term sheet referenced therein are not being furnished in writing as part of this submission. GM believes that a premature public disclosure could have the effect of prejudicing negotiations and/or confusing or potentially misleading public investors about the terms of a potential bond exchange. GM will continue, on a confidential basis, to keep the U.S. Treasury and its financial advisors informed regarding the status and content of these negotiations, including the substance of Exhibit A and the term sheet referred to in the foregoing letter. G2

Appendix H RESTRUCTURING PLAN MILESTONES
GM's Restructuring Plan Operating Milestones (as of 2/17/09) CY 2008 2009 2009 2009 2009 2010 2010 2010 2010 2011 2012 2013 2014 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 US Brands 8 8 8 8 8 8 8 8 6 5 5 5 5 US Name-plates 48 43 44 43 44 46 44 43 39 39 36 37 36 US Dealers* 6246 NA NA NA 5750 NA NA NA 5300 5000 4700 4400 4100 US Models > 30 MPG 20 NA NA NA 23 NA NA NA 20 18 23 31 33 Flex-Fuel Models (%) 17% NA NA NA 27% NA NA NA 47% 54% 61% 65% 65% Hybrid Models 6 8 9 9 9 9 9 9 9 15 14 18 26 MPG Cars** 31.2 NA NA NA 31.0 NA NA NA 32.5 33.7 36.8 38.6 38.6 MPG Trucks** 23.2 NA NA NA 24.0 NA NA NA 23.6 23.8 25.4 26.8 27.6 * Approximate, due to negotiations expected with independent dealer entrepreneurs ** Car values include both domestic and import car fleets. Car and truck MPG values for subsequent model year. All values include full usage of all credit flexibilities under the CAFE program H1

GM's Restructuring Plan Operating Milestones (as of 2/17/09) CY 2008 2009 2009 2009 2009 2010 2010 2010 2010 2011 2012 2013 2014 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Global Salaried Employees 72,875 72,450 67,250 64,850 63,300 63,300 63,300 63,300 63,300 63,300 63,300 63,300 63,300 US Salaried Employees 29,650 29,350 26,250 26,250 26,250 26,250 26,250 26,250 26,250 26,250 26,250 26,250 26,250 US Hourly Employees 62,403 60,900 54,550 54,650 44,500 45,500 46,950 46,900 46,800 45,150 46,300 45,700 46,400 US Mfg Facilities 47 47 46 45 44 44 43 42 37 35 33 32 32 US Ass'y Capacity 2.8M 2.8M 2.7M 2.7M 2.5M 2.5M 2.5M 2.4M 2.4M 2.4M 2.3M 2.0M 2.0M US Flex Plants 60% (9 of 15) 60% (9 of 15) 60% (9 of 15) 60% (9 of 15) 57% (8 of 14) 57% (8 of 14) 64% (9 of 14) 69% (9 of 13) 77% (10 of 13) 77% (10 of 13) 83% (10 of 12) 82% (9 of 11) 82% (9 of 11) H2

Appendix I 2009-2014 FINANCIAL PROJECTIONS
2009-2014 Financial Projections Summary I1 Tough industry conditions contribute to significant negative OCF of $(14.0)B in 2009 before improving to near breakeven by 2011 and to over $6.0B in 2012-14 (I2) In the Baseline scenario, projecting U.S. TARP peak requirements of $22.5B in 2011 with pay-down by 2017 absent U.S. pension funding requirements (I3-I6) Total funding requirements of $28.5B in 2011 including incremental funding for foreign operations (I5) Foreign operations are working to obtain funding locally Downside and Upside sensitivities to GM liquidity and funding also included (I7-I8) 1 2 3 4

Baseline Global Cash Flow 2009 - 2014, Annual I2
Baseline Global Cash Flow 2009, Monthly I3

Baseline Global Cash Flow 2010, Monthly I4
Baseline Global Cash Flow 2011-2012, Quarterly I5

Baseline Global Cash Flow 2013-2014, Quarterly I6
Long-Term Cash Flow 2009 - 2014, Downside Sensitivity I7

Long-Term Cash Flow 2009 - 2014, Upside Sensitivity I8

Appendix J ENTERPRISE VALUE AND NPV
Enterprise Value and NPV Summary J1 Estimated Enterprise Value for GM between $59 - $70 Billion Net Obligations of Between $54 - $57 Billion Resulting NPV of $5-$14 Billion with Midpoint of $9 Billion Opportunities for Improvement of NPV Through Balance Sheet Restructuring Actions in Canada and Germany as well as Alternatives to Address US Pension Liability Upside Sensitivity Scenario Shows Potential NPV Value of $30-$41 Billion Downside Sensitivity Scenario would result in negative NPV 1 2 3 4 5 6

Appendix J
VALUATION OF THE ENTERPRISE AND NET PRESENT VALUE
Executive Summary
Based on the Baseline Scenario financial projections, and solely for purposes of the GM Restructuring Plan, Evercore Group LLC (“Evercore”) estimated that the Enterprise Value falls within a range of approximately $59 billion to $70 billion, with a midpoint of $65 billion. Evercore estimated that the Net Obligations fall within a range of approximately $54 billion to $57 billion, with a midpoint of $55 billion, implying an estimated NPV range of approximately $5 billion to $14 billion, with a midpoint of $9 billion. This NPV range does not reflect the incremental value that may be generated through balance sheet restructuring actions in Canada and Germany, which are anticipated to have incremental positive effects on the NPV analysis. In addition, the U.S. Hourly and Salaried Pension plans are reflected as a $8-9 billion liability in the NPV analysis, and GM is currently reviewing various options to mitigate this impact.

NPV Analysis
(Amounts in US$ billions)

Core Enterprise Value	57	—	68
Value of Unconsolidated Subsidiaries & Other Assets	12	—	12
PV of Restructuring Costs (including Delphi)	(8)	—	(8)
Minority Interest	(2)	—	(2)

Enterprise Value Range	59	—	70
Net Debt	(25)	—	(25)
PV of Pension Contributions	(18)	—	(21)
PV of VEBA Obligations	(11)	—	(11)

Net Obligations	(54)	—	(57)
NPV	5	—	14
In the Upside Sensitivity Scenario, in which global industry volumes return to historical trendline levels (U.S. industry growing to 18 million units by 2014 and the Global Industry volumes growing to 90 million units by 2014), the NPV analysis yields a range of $30 billion to $41 billion. In the Downside Sensitivity Scenario, where the U.S. industry grows from 9.5 million units in 2009 to 15.3 million by 2014 and the Global Industry volumes grow from 52.3 million units in 2009 to 74.8 million units in 2014, the NPV analysis yields a negative value.
The following assumptions and valuation methodology are an integral part of the references to the NPV analysis incorporated in the Restructuring Plan Submission (“Submission”). The summary set forth below does not purport to be a complete description of the analyses performed by Evercore, nor does the NPV analysis included herein purport to reflect the full range of valuation methodologies available.

Considerations
The estimated NPV range as of the Valuation Date reflects the analysis performed by Evercore on the basis of information available to Evercore as of February 16, 2009. Although subsequent developments may affect Evercore’s conclusions, Evercore has no obligation to update, revise or reaffirm these estimates.
Although Evercore conducted a review and analysis of GM’s business, operating assets and liabilities, and business plan, Evercore assumed and relied on the accuracy and completeness, without any independent verification, of the projections and other information prepared by GM management and provided to Evercore for the purposes of its analysis, as well as publicly available information. Evercore assumed that any such projections were reasonably prepared in good faith and on a basis reflecting GM’s most accurate currently available estimates and judgments as to the future operating and financial performance of GM. Evercore’s estimated NPV range assumes GM will achieve the projections in all material respects. Evercore assumes no responsibility for and expresses no view as to any such projections, estimates or judgments, or the assumptions on which they were based, including but not limited to the projections with regard to (i) revenue growth and improvements in earnings before interest, taxes, depreciation and amortization (EBITDA) margins, (ii) growth in earnings and cash flow, (iii) the amounts of future pension contributions, (iv) the value of unconsolidated subsidiaries, (v) the value of expected asset sales and (vi) the amounts of other restructuring costs, including those related to Delphi. If GM’s business performs at levels below those set forth in the projections, such performance may have a materially negative impact on NPV.
In estimating the NPV of GM, Evercore (i) reviewed certain historical financial information of GM for recent years and interim periods, (ii) reviewed certain internal financial and operating data of GM, including the projections as described in this Submission, which data were prepared and provided to Evercore by GM management, (iii) discussed GM’s operations and future prospects with the GM senior management team, (iv) reviewed publicly available financial data for, and considered the market value of, public companies that Evercore deemed generally comparable to GM, as described below, (v) considered certain economic and industry information relevant to GM, and (vi) conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.
The estimates of NPV prepared by Evercore were developed solely for purposes of the formulation of the GM Restructuring Plan. Such estimates do not constitute (i) a recommendation to any investor, current or future, as to what the trading value of GM securities would be at any time, or (ii) an opinion as to fairness from a financial perspective to any person of any consideration pursuant to any transaction.
Furthermore, Evercore’s estimates of NPV reflect the application of standard valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities or through any subsequent contemplated transaction, which may be significantly different from the amounts set forth herein. The value of an operating business is subject to numerous uncertainties and contingencies which are difficult to predict and which fluctuate with changes in factors affecting the financial condition and prospects of such a business. As a result, the estimated NPV range for GM set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable. Neither GM, Evercore, nor any other person assumes responsibility for any differences between the NPV range and any such actual outcomes. Actual market prices of GM securities will depend upon, among other things, the operating performance of GM, prevailing interest rates, conditions in the financial markets, developments in GM’s industry and economic conditions generally, and other factors which generally influence the prices of securities.
Valuation Methodology
The discounted cash flow (DCF) analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. Under this methodology, projected unlevered after-tax future cash flows of the business for a certain projection period are discounted by the business’s weighted average cost of capital, or discount rate. The applicable discount rate reflects the weighted average rate of return that would be required by debt and equity investors to invest in the business based on its long-term capital structure. The enterprise value of the business is determined by adding to such discounted cash flows an estimate for the value of the firm beyond the projection period, known as the terminal value. The terminal value is derived by applying a multiple to projected EBITDA in the final year of the projection period, discounted back to the applicable valuation date by the applicable discount rate. Although formulaic methods are used to derive the key estimates for the DCF methodology, their application and interpretation involve complex considerations and judgments concerning potential variances in the projected financial and operating characteristics of a company, which in turn affect its cost of capital and terminal multiple.
To estimate the discount rate applicable to GM, Evercore used the weighted average cost of equity and the after-tax cost of debt for GM, weighted by a targeted long-term debt-to-total-capitalization ratio, based on the average ratio of the Peer Group described in the following paragraph. Evercore calculated the cost of equity based on the Capital Asset Pricing Model, which assumes that the required equity return is a function of the risk-free cost of capital and the correlation of a publicly traded stock’s performance to the return on the broader market. To estimate the cost of debt, Evercore estimated what would be GM’s blended cost of debt based on normalized capital markets conditions and the financing costs for comparable companies with leverage similar to GM’s long-term target capital structure.
Evercore selected the following publicly traded companies (Peer Group) on the basis of general comparability to GM based on the general similarity in their lines of businesses, business risks, growth prospects, maturity of businesses, location, market presence and size and scale of operations: Daimler AG, Bayerische Motoren Werke AG, Volkswagen AG, PSA Peugeot Citroen, Fiat S.p.A., Toyota Motor Corporation, Honda Motor Co., Ltd., Nissan Motor Co.,

Ltd., Hyundai Motor Company, and Renault S.A. The selection of appropriate comparable companies is often difficult, a matter of judgment, and subject to limitations due to sample size and the availability of meaningful market-based information.
In determining the terminal multiple, Evercore used the EBITDA multiple range consistent with a normalized EBITDA multiple range for the Peer Group. Evercore calculated GM’s NPV using a range of discount rates (from 9.5% to 11.5%) and a range of terminal value EBITDA multiples (from 4.25x to 4.75x).
In applying the above methodology, Evercore used the projections prepared by GM management for the period beginning January 1, 2009 and ending December 31, 2014 to derive unlevered after-tax free cash flows. Free cash flow includes sources and uses of cash not reflected in the income statement, such as changes in working capital and capital expenditures. In tax-affecting the unlevered future cash flows, Evercore used a regional-weighted corporate income tax rate of 35 percent based on an estimate by GM management and separately adjusted for the value of present and future deferred tax assets. To arrive at a range of Core Enterprise Values for GM, Evercore discounted these cash flows, along with a range of terminal values derived by applying the terminal value EBITDA multiples described above, back to December 31, 2008 using the range of discount rates described above and adjusting for the estimated present value of deferred tax assets. To arrive at a range of Enterprise Values for GM, Evercore adjusted Core Enterprise Value for (i) the estimated value of GM’s investments in unconsolidated subsidiaries (including the value of GMAC as estimated by GM management as of December 31, 2008) and, the present value of expected asset sales by GM and the asset carve-out from GMAC calculated by Evercore based on GM management projections and using the range of discount rates described above, (ii) the present value of estimated cash outflows from GM to Delphi and other estimated cash restructuring costs calculated by Evercore based on GM management projections and using the range of discount rates described above, and (iii) the estimated value of GM’s minority interests (as estimated by GM management as of December 31, 2008).
Evercore assumed that GM’s existing deferred tax assets would be used to offset income resulting from the cancellation of debt in the GM Restructuring Plan and that GM would receive Congressional legislation releasing it from the limitation set forth in §382 of the Internal Revenue Code of 1986, as amended, which otherwise would effectively eliminate the ability of GM to utilize the deferred tax assets to offset future tax liabilities. We understand that assuming the signing of the Economic Stimulus Package on February 17, 2009 by the President, GM would be able to utilize the deferred tax assets to offset these tax liabilities. In addition, GM management expects GM to generate additional deferred tax assets in 2009, which Evercore assumed would be used to reduce cash taxes payable in the subsequent years. To value this benefit, Evercore discounted the annual tax benefit at the midpoint cost of equity that was applied in the discount rate range used in the DCF analysis of the overall company. Evercore has not conducted, and does not assume responsibility for conducting, the tax diligence required to confirm the underlying tax assumptions used in the valuation.

The estimates of Core Enterprise Value not include (i) GM’s total debt less cash in excess of the amount required for working capital, (ii) the present value of GM’s estimated payments related to the UAW VEBA obligation discounted at a 9 percent rate, or (iii) the present value of expected cash contributions by GM to U.S. and international pension funds calculated using the range of discount rates described above. Each of the above was calculated separately by Evercore, based on projections and estimates provided by GM management and included in GM’s Net Obligations.

Appendix K SUPPLY BASE DEVELOPMENT
GM's Current Supplier Management Approach Summary GM has been moving new and current programs to healthier suppliers and will accelerate this process significantly in 2009-2011 GM projects a 30 percent reduction in the number of suppliers to GMNA (K2) GM's strategy is to continue improving supply base health by partnering with suppliers who are cost-effective and have invested in innovative products and technologies (K3) This strategy allows suppliers to achieve economies of scale and to restore their own health GM is in the best position as the supply base's customer to determine who the right partners are to build a healthy future with GM expects the North American supply base to continue to deliver annual material performance over the viability plan period This performance will continue to be driven by annual performance in long term contracts, increased supplier capacity utilization and productivity, and continued technical cost reduction opportunities In earlier years of the viability plan, GM expects some of this performance to be offset by the cost to GM of addressing the impact of the industry downturn K1

Compression Enables GM to Build and Manage a Competitive Supply Base Annual Buy vs. Supplier Count (North America) Annual Buy ($ Billions) Supplier Count (line) K2
GM Commodity Team Case Study: Economy of Scale Improves Supply Base Health K3

Appendix L BANKRUPTCY ANALYSIS
Bankruptcy Analysis Summary L1 The company plans to significantly improve its operations and reduce its liabilities via an out-of-court process The incremental portion of the company's liabilities that can be practically addressed in a bankruptcy versus an out-of-court process is limited relative to the likely negative impact on the revenue of the enterprise and the additional funding required in conjunction with such a bankruptcy filing To the extent the company enters bankruptcy, there can be no assurances that the company will be able to exit quickly, if at all Unprecedented amounts of debtor-in-possession (DIP) financing would be needed and would not be available through traditional funding sources today; would require U.S. Government sponsored / funded DIP Many of the liabilities that could be impaired in a protracted bankruptcy could either shift to the U.S. government or critically impact the broader economy, thereby mitigating the benefit in today's environment The out-of-court process offers the best balance of rightsizing the company's liabilities while preserving the value of the enterprise 1 2 3 4 5

Appendix L
BANKRUPTCY ANALYSIS
Structural Alternatives to Proposed Restructuring Plan
The Plan presented in this report is predicated upon restructuring the operations and liability/capital structure of the Company without submitting to a U.S. bankruptcy process (“out of court process”).
An out of court process will achieve the key financial objectives of the plan without the trauma and systemic risk inherent in a bankruptcy case. An out of court process demonstrates the Company’s ability to re-pay the U.S. Department of Treasury loans and to structure a viable business with a positive net present value, credibility with consumers and a competitive operating and capital structure, while minimizing the risk that further financial reorganization will be required.
A fundamental element of the Company’s restructuring plan is to avoid further revenue losses that arise from bankruptcy. The out of court process is critical to that objective. Although the Company recognizes that the out of court process does not afford the Company the option to use bankruptcy powers to unilaterally impair claims, reject executory contracts and the like, the Company believes that those potential benefits are more than offset by the actual and potential negative consequences of bankruptcy. Specifically, the incremental portion of the Company’s liabilities that can be practically addressed in a bankruptcy is quite limited, compared to the level of support and additional funding that would be necessary to mitigate revenue losses and other consequences.
Consumer confidence is essential to the Company’s future success. For most consumers, the purchase of a vehicle represents their second largest expenditure (after housing). Consumers view resale value and the assured availability of warranty coverage and long-term parts and service as critical inputs to their purchase decision. It is the judgment of the Company that a bankruptcy filing would substantially, if not completely, erode consumers’ confidence in GM’s ability to deliver on those requirements. The consumer, with a choice of a comparable product backed by a manufacturer operating outside bankruptcy, is substantially less likely to opt for the bankruptcy tainted product. The resulting deep and precipitous slide in the Company’s revenue would endanger not only the Company’s viability, but that of countless of its dealers and suppliers, which are in turn relied upon by other manufacturers and the public. In addition, a GM bankruptcy would threaten GMAC’s ability to fund itself in the capital markets, impairing GMAC’s capacity to provide wholesale and retail financing essential to support the viability of GM.
The systemic risk to the automotive industry and the overall U.S. economy are considerable, just as the bankruptcy of Lehman had a ripple effect throughout the financial industry. Indeed, the risks relating to a bankruptcy in the automotive sector may be more extensive than Lehman presented in light of the wider range of constituencies, profound employment effects and the potential impact on consumer sentiment. Based upon exhaustive analysis, these risks outweigh the benefits of a bankruptcy based approach to the Company’s restructuring.

It should also be noted, as will be shown below, that the financing requirements of the Company significantly exceed those in an out of court process, irrespective of the bankruptcy route chosen. Additionally, many of the liabilities that could be impaired in a traditional bankruptcy process could have the effect of shifting those liabilities to the U.S. Government.
To assess the relative merits of an out of court process, the Company has compared the projected results of its viability plan against projected outcomes in three different bankruptcy scenarios. The analysis included in this Appendix addressing each scenario necessarily makes a number of simplifying assumptions, including that any bankruptcy proceeds in an orderly fashion along a prescribed timeline. In truth and in practice, the process involves many risks, virtually all of which involve delays in timing. To the extent that the Company enters bankruptcy, even via one of the two accelerated strategies, there is an exceptionally high risk that the timeframes extend beyond those presently assumed, rendering the projected DIP funding requirements understated and optimistic. In a traditional Chapter 11 process designed to address all of the Company’s liability structure, given the complexity and scope of General Motors’ global business operations, there is a substantial risk that emergence from bankruptcy will prove impossible and a liquidation pursuant to Chapter 7 of the Bankruptcy Code will result. Finally, given the Company’s financial position and the state of the credit markets, any DIP financing would need to be provided by the U.S. Government. Otherwise, General Motors would not be able to operate in Chapter 11 and would very likely be compelled to liquidate.
The three scenarios considered were as follows:
1. “Pre-solicited or Pre-packaged Chapter 11” — Under this scenario, and as contemplated in the Company’s planned Bond/VEBA exchange offer, tendering bondholders would be required to vote affirmatively to accept a Chapter 11 Plan of Reorganization. If possible (because the Plan of Reorganization received the requisite votes) and necessary (because the out of court process failed), the exchange plan would be implemented in bankruptcy, binding 100% of the bondholders to accept consideration equivalent to that contemplated in the out of court exchange. However, this scenario requires an agreement in advance regarding the treatment of VEBA liabilities acceptable to bondholders, as well as a commitment for government financing. No other creditor would be impaired. Existing shareholders would be almost entirely diluted.
This scenario is assumed to require approximately 60-65 days to achieve confirmation of the plan and exit from Chapter 11. It will cause a quite severe near-term negative revenue impact during the bankruptcy proceeding, and a less severe but still serious long-term negative revenue impact after exiting from Chapter 11.
2. “Pre-negotiated Cram-Down Plan” — Under this option, which is more aggressive than a consensual pre-packaged Chapter 11 approach discussed in Scenario 1 above, the Company would seek a larger conversion of debt to equity. This strategy could take many forms, including: (A) complete conversion of the bonds to equity; (B) reduction in obligations from impairing additional classes of claims (including potentially litigation liabilities, dealer claims and contract rejection damages); and (C) greater to perhaps complete equitization of the VEBA obligations. This scenario is assumed to require a minimum of 90 days for its least aggressive variant, up to as long as six months or more for more aggressive variants, such as converting a portion of other liabilities to equity. If the Company were to pursue a larger or complete conversion of the VEBA to equity, the assumption is that this would be a vigorously contested, endangering resolution with the UAW and potentially forcing the Company into an extended traditional Chapter 11 case or free-fall bankruptcy as described in Scenario 3.
For analytical purposes, GM has assumed only the benefits in (A) above, or conversion of the bonds to equity, completed in the shortest (90 day) timeframe possible. The negative revenue impact during this option is expected to be even more severe, with greater permanent effects, compared to the pre-solicited process described in Scenario 1. In addition, the cram down process results in an incremental $4 billion debt reduction, or complete conversion of all U.S. unsecured debt to equity, but also involves significantly higher levels of DIP financing required which, in turn, produces a significantly negative NPV. There would be significantly less negative impact than in a traditional Chapter 11, which has broader implications for the industry as a whole. However, this scenario includes elements likely to elicit opposition, which increases the timing risks and the risk that Scenario 2 might evolve into the substantially less favorable Scenario 3.
3. “Traditional Chapter 11 Case” — Under this scenario, the objective would be to accomplish a more comprehensive restructuring of the liability portion of the balance sheet, along with substantial asset dispositions, using all of the tools traditionally available to debtors to restructure through a court supervised process.
This process could be expected to require 18-24 months, with an estimated 24 months used for analytical purposes in this appendix. Financially, while the traditional bankruptcy process allows for greater liability reduction potential, incremental funding requirements surge close to a $100 billion or more, reflecting catastrophic revenue reduction impact as well as wholesale (i.e., dealer) financing requirements and supplier support. The revenue impact during this type of bankruptcy would be very severe, with a substantially delayed recovery time and significant potential for permanent, significant damage. Indeed, there is considerable doubt whether the Company would survive this process.
To assess the risks and benefits of each strategy, the Company must weigh the potential additional “cleansing” or liability reducing benefits of each strategy against the “revenue erosion” impact. Key simplifying assumptions in the analysis are as follows: (1) that global revenue impact would be proportional to that experienced in the U.S.; (2) that DIP financing, which the Company believes would not be available today in sufficient size through traditional means, would be provided by the U.S. Treasury; and (3) that the Company under a bankruptcy scenario would request substantial and longer term U.S. Government backstop of warranty coverage, and other customer protections, to address consumer concerns, particularly during the bankruptcy court administration period (which would be helpful, but would not address resale value, competitive threats and other lingering customer concerns).
The remainder of this Appendix discusses the analysis in detail. Table A below summarizes the Company’s conclusions as to the potential results of each process. Exhibit 3 to this appendix includes a detailed discussion of the operating scenarios utilized for the analysis presented in Table A.

Table A: Total Financing Requirement
($ in billions)

	Out of	Pre-Solicited	Cram Down	Traditional
	Court Process	Process	Process	Process
Liability Reduction Potential	47	47	47	>100
Liabilities Reduced	28	33	37	41-78
NPV – Equity Value (Midpoint)	9	6	0-(16)	(25)-(28)
Government Support*
U.S. Financing Requirement	23	25	29-37	42-53
Wholesale Support	0	2	7	14
Supplier Support	4	8	9-10	13-17
Delphi	0	1	1	2

Total U.S. Government	27	36	46-55	71-86
Non-U.S. Financing Requirement	6	9	11-15	15-17

Total Financing Requirement	33	45	57-70	86-103

*	Government support defined as peak borrowing requirements from 2009-2011
Qualitative Factors—The key assumption in each of the first three columns of Table A is that the objective for the shortest possible time spent in Chapter 11 limits debt reduction strategies to the $47 billion in U.S. unsecured debt and VEBA. While the 60-day (pre-solicited) process does generate a positive NPV, it is below that achieved through the out-of-court process. The incremental debt reduction involves a 100% participation in the proposed bond exchange, rather than the minimum of 80% proposed in the out-of-court process, reducing debt by an additional $5 billion, in effect eliminating the “hold out” risks in the out-of-court process. Government financing requirements could increase (on both temporary and, to a lesser degree, long-term bases) by $12 billion.
The Company’s view of likely unit volume, revenue and contribution margin losses—while in bankruptcy, and after exiting the process—are embedded in the NPVs presented in Table A above. As noted, such revenue losses—in every case—offset the incremental liabilities extinguished by any form of bankruptcy. The Company analyzed the amount of sales volume loss required to offset the positive impact on NPV of reducing incremental liabilities. As noted in Table B below, NPV neutral (or breakeven) unit volume losses—especially for 60-day (pre-solicited) and 90-day (cram down) strategies—do not have to be significant for the NPVs produced by these strategies to be less than the out-of-court result. The percentages in the table reflect the near-term impact on volumes of a bankruptcy followed by a second percentage that reflects the long-term volume impairment in the scenario. The proportion of the near-term loss percentage to the long-term percentage mirrors the scenarios modeled in Table A.

Table B: Breakeven NPV Unit Volume Loss
(% US Volume Loss during Bankruptcy - % Long Term Volume Loss)

	Out of	Pre-Solicited	Cram Down	Process
	Court Process	Process	Process(B)	Traditional(A)
Breakeven NPV U.S. Unit Volume Loss *	N/A	4% - 3%	9% - 5%	13% - 10%

*	While the percentages in Table B reflect only the U.S. volume declines, the NPV breakeven scenarios include volume loss outside the U.S. at some fraction of the loss of U.S. volumes
The rationale for projected revenue losses associated with bankruptcy proceedings is presented in Exhibit 3. Cram Down Process (B) refers to the “stronger” consumer reaction assumptions examined under Scenario 2. Traditional Process (A) refers to the “Daewoo Experience” assumptions examined under Scenario 3. A breakeven volume estimate is not presented for the most complex and lengthy bankruptcy scenario because the large number and significant variability of the necessary assumptions, as well as the impractically large amount of external financing required, renders the result of such a calculation essentially meaningless.
GM Balance Sheet and Capital Structure
Any analysis of the potential impact of a bankruptcy process must necessarily begin with an understanding of GM’s balance sheet (see Exhibit 1 for the condensed, unaudited balance sheet of General Motors Corporation as of September 30, 2008). As of September 30, total liabilities amounted to approximately $170 billion, assets totaled $110 billion, and stockholders’ deficit amounted to ($60) billion.
The $170 billion liability structure in the balance sheet reflects four significant forms of obligations, as summarized in Exhibit 2. First, liabilities to trade creditors critical to remain in business, reserves for warranty coverage (a liability that benefits consumers over time and that directly impacts the company’s brand and consumer reputation), accrued allowances for future expected sales incentives for products that have been sold by GM to dealers and are held in dealer inventories, and deposits from rental car companies relating to contracts with GM to repurchase the vehicles (this liability has a matching asset of roughly equal value). The total amount of such liabilities at September 30, 2008 amounted to $51.8 billion.
The second category involves liabilities related to post-retirement healthcare benefits and pension liabilities or obligations that accrue for the benefit of current or future retirees. The total of such liabilities at September 30, 2008 amounted to $46.4 billion.
The third category includes debt obligations of the Company, the total of which amounted to $45.2 billion (including secured and all overseas obligations). Fourth, and finally, are all other liabilities, including taxes, derivative obligations, plant closing reserves, deferred income, payrolls and many other smaller liabilities. Such liabilities generally are tied to the Company’s production or sales cycles, as well as allowances for contingent liabilities. The total of such liabilities amounted to $26.0 billion.
In evaluating the effectiveness of a bankruptcy process in “cleansing” GM’s balance sheet, an assessment must be made relative to the impact of bankruptcy on each of these four categories, as well as the degree of complexity. In the first category, any impairment would directly impact suppliers, customers and dealers, fundamentally impacting the future franchise value of the company. The final category contains both obligations that are tied to the business cycle as well as contingent liabilities that might be discharged in a bankruptcy. Given the nature of all such liabilities, it must be assumed that they could only be addressed in a traditional bankruptcy process, as there would be substantial procedural and claims administration requirements. Further, many of these liabilities could only be discharged at substantial risk to the future franchise value of the Company.
As such, any rapid or accelerated process would naturally be targeted at U.S. unsecured bond debt (excluding secured debt and international debt of foreign subsidiaries) as well as post-retirement obligations related to the VEBA. Any action to reject labor contracts, reject retiree benefits, or to modify and/or terminate pension plans would also very likely necessitate a traditional and protracted bankruptcy process.
Debt Reduction Alternatives—Using the Company’s September 30, 2008 liability structure as the starting point, Table C rolls forward and aggregates total expected liabilities and future cash claims that would be considered in a bankruptcy filing:
Table C: Total Liability Summary
($ in billions)

September 30, 2008 Total Liabilities	169
New Liabilities Incurred in Q4 2008 (includes $4 billion U.S. Treasury Secured debt)	7

December 31, 2008 Total Liabilities*	176
Roll-Forward of 12/31/08 Liabilities (Including Incremental U.S. Treasury Debt and Other Adjustments)	12

Current Liabilities*	188

*	Preliminary
With $188 billion of liabilities as the starting point for potential debt reduction through bankruptcy, Table D below summarizes such liabilities within categories that can be addressed under the three different forms of bankruptcy noted earlier:

Table D: Liability Categories
($ in billions)

Operating/Trade Related Liabilities	72
Non-UAW VEBA-Related OPEB and Pensions (Global)	39

Subtotal Operating & Retiree Related	111
U.S. Secured Debt	21	(1)
Other Debt Including Foreign Subsidiary Debt	9
NPV of UAW VEBA Obligation	20	(2)
Unsecured U.S. Debt	27

Subtotal Debt Obligations	77

Total	188

(1)	Includes U.S. Government secured ($15B) and secured revolver and term loan ($6B)

(2)	NPV of future obligations, exclusive of transferred VEBA assets; discounted at 9%
Reflecting the above, both out-of-court restructuring and the two accelerated bankruptcy strategies necessarily limit their impact to $47 billion of the liabilities, including $20 billion in VEBA-related obligations and $27 billion in unsecured U.S. debt. In order to address other major elements of the capital structure, a traditional Chapter 11 process would be required.
Revenue and Operating Impacts—There are three critical factors to consider relative to revenue and other operating risks associated with Chapter 11. The first and most important involves revenue and contribution margin risk, including the potential for lost sales and increased discounts to sell vehicles. This impact has three principal elements: (1) lost sales and contribution margin during the bankruptcy period; (2) the length of the time, post-exit, until sales return to steady-state levels; and (3) long-term reputational damage and resultant permanent loss of market share, revenue and contribution margin. Considerable research has been done on this subject and there are several smaller examples from the global automobile industry to consider (see Exhibit 3). Any adverse revenue and contribution margin impacts from bankruptcy drive greater DIP as well as permanent funding requirements.
The second key impact in a GM bankruptcy relates to GMAC and its wholesale credit lines to the Company’s dealers. A GM bankruptcy may constitute an Event of Default in one or more of GMAC’s independent credit facilities. GMAC might also experience indirect effects of a GM bankruptcy which triggered provisions in existing facilities or resulting in the inability to renew existing facilities. Therefore, absent some form of additional support for GMAC, General Motors believes that GMAC would cease wholesale dealer financing for all but the most creditworthy retailers. This would necessarily shift substantially the entire burden of wholesale financing to the Company, in turn increasing the size of any DIP funding facility.
The third key impact would involve suppliers. In an out-of-court process, and in the two accelerated bankruptcy strategies, claims of trade creditors are not impaired and no further provision has been made for incremental DIP capacity. In a traditional bankruptcy, with the significant expected volume declines increasing the likelihood of supplier economic distress, the Company believes that incremental DIP, and potentially permanent additional funding, would be required.

Exhibit 1
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheet
September 30, 2008
($ In Millions)
(Unaudited)

September 30,
Description	2008
Current Assets
Cash and cash equivalents	15,831
Marketable securities	67

Total Cash and marketable securities	15,898
Accounts and notes receivable, net	9,461
Inventories	16,914
Equipment on operating leases, net	4,312
Other current assets and deferred income taxes	3,511

Total current assets	50,096
FINANCING AND INSURANCE OPERATIONS ASSETS
Cash and cash equivalents	176
Investment in securities	273
Equipment on operating leases, net	2,892
Equity in net assets of GMAC LLC	1,949
Other assets	2,034

Total Financing and Insurance Operations assets	7,324
Non-Current Assets
Equity in and advances to nonconsolidated affiliates	2,351
Property, net	42,156
Goodwill and intangible assets, net	949
Deferred income taxes	907
Prepaid pension	3,602
Other assets	3,040

Total non-current assets	53,005
TOTAL ASSETS	110,425

Current Liabilities
Accounts payable (principally trade)	27,839
Short term borrowings and current portion of long-term debt	7,208
Accrued expenses	33,959

Total current liabilities	69,006
FINANCING AND INSURANCE OPERATIONS LIABILITIES
Debt	1,890
Other liabilities and deferred income taxes	768

Total Financing and Insurance Operations liabilities	2,658
Non-Current Liabilities
Long-term debt	36,057
Postretirement benefits other than pensions	33,714
Pensions	11,500
Other liabilities and deferred income taxes	16,484

Total non-current liabilities	97,755
TOTAL LIABILITIES	169,419
Minority Interests	945
Preferred stock, no par value, 6,000,000 shares authorized, no shares issued and outstanding	0
Common stock, $1 2/3 par value (2,000,000,000 shares authorized, 800,937,541 and 610,462,606 shares issued and outstanding, respectively)	1,017
Capital surplus (principally additional paid-in capital)	15,732
Accumulated deficit	(61,014)
Accumulated other comprehensive loss	(15,674)

TOTAL STOCKHOLDERS’ DEFICIT	(59,939)

TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ DEFICIT	110,425

Exhibit 2
Summarized Balance Sheet Elements
($ in billions)

Sept 30, 2008
Accounts Payable — Auto	27.8
Warranty and Policy Obligations	9.0
Sales Allowance Accruals	8.5
Customer Deposits	6.5

Sub-Total Category 1	51.8
Post-Retirement Benefits, Other than Pensions*	34.2
Pensions*	12.2

Sub-Total Category 2	46.4
Short-Term Borrowings	7.2
Finance and Insurance Debt — Secured	1.9
Long-Term Debt	36.1

Sub-Total Category 3	45.2
Category 4: All Other Liabilities	26.0
(Taxes, Payrolls, Derivative Obligations, Deferred Income, Plant Closing Reserves, etc.)

TOTAL	169.4

*	Includes current portion of liability

Appendix L Exhibit 3
80% of people who intend to purchase a vehicle within six months said they would not acquire from a company that filed for bankruptcy. (CNW Research 7/08) 32% of new vehicle intenders who decided not to buy GM cited possible bankruptcy discussions. Bankruptcy is #1 Reason for Avoidance for GM. (CNW Purchase Path 11/08) 21% of respondents indicated they were "very likely" to acquire from the Big 3; figure drops to 10% if the Big 3 company was to go bankrupt, an overall reduction in purchase intent of 50%. (MORPace Research 11/21/08) 33% would not consider a Detroit-brand vehicle if the company were in bankruptcy court. (USA Today/Gallup Poll 12/16/08) 39% of GM considerers in a national panel (representative of the general U.S. population) said they would drop their consideration of GM if GM files for bankruptcy. (TNS Online Express Omnibus Survey 02/10/09) Recent Research is Consistent: Bankruptcy Considerably Reduces Consumer Consideration L2

Over One-Third of GM New Vehicle Sales Come from Consumers Trading Competitive Makes or Buying New for the First Time... Such Sales are at Risk in a Bankruptcy Important Points: In short bankruptcy, the 36% of GM new vehicle sales coming from conquest or "new" vehicle buyers is at risk In long bankruptcy, some portion of GM owners returning to market are also at risk (1/3 of GM owners during this 2 year window) 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% Jan - 08 Feb - 08 Mar - 08 Apr - 08 May - 08 Jun - 08 Jul - 08 Aug - 08 Sep - 08 Oct - 08 Nov - 08 Dec - 08 GM Source of Sales GM Non - GM 1st Time Buyer or No Trade - In Source: GMIA/PIN through Dec. 2008 Important Points: In short bankruptcy, the 36% of GM new vehicle sales coming from conquest or "new" vehicle buyers is at risk In long bankruptcy, some portion of GM owners returning to market are also at risk (1/3 of GM owners during this 2 year window) L3
In Germany, more than two-thirds of consumers considering buying Opel before would no longer do so if GM declares Chapter 11 insolvency in the U.S.; more than half of potential Chevy buyers would withdraw with bankruptcy (Source: GM Online Attitudes Survey, November 2008) In China, 51% of consumers would no longer consider purchasing American cars if American Detroit 3 announces bankruptcy, while 37% would still do, and 12% are not sure (Source: Sina and SinoTrust survey of 2020 individuals, Nov 27 - December 5, 2008) MG Rover's market share, UK, dropped from 2.8% in March 2005 to 0.4% in April and then fell further to 0.2% in both May and June following its bankruptcy Recent Research Indicates GM New Vehicle Sales Outside the United States are also at Risk in any Bankruptcy L4

Daewoo Motor Sales in Korea Permanently Dropped over 40% Following its Restructuring ....and Daewoo had an all- new product line- up which competed in more segments than ever before L5
GM Bankruptcy: Estimated Sales Impact 60-Day Bankruptcy 35 % loss; initial sales decline 10% loss; sales loss rate goes from 35% to 10% after 60 days 5% loss; sales are 5% below pre-bankruptcy levels 4 months after exiting bankruptcy and do not recover 90-Day Bankruptcy A: "Daewoo experience" consumer reaction ("Daewoo experience" = consumer reaction at a level similar to what Daewoo realized) 50 % loss; initial sales decline 20% loss; sales loss rate goes from 50% to 20% 90 days after exiting bankruptcy 10% loss; sales are 10% below pre-bankruptcy levels 1 year after exiting bankruptcy and do not recover B: "Stronger" consumer reaction 50 % loss; initial sales decline Increased incentives required 40% loss; sales loss rate goes from 50% to 40% 90 days after exiting bankruptcy 20% loss; sales are 20% below pre-bankruptcy levels 2 years after exiting bankruptcy and do not recover 2-Year Bankruptcy A: "Daewoo experience" consumer reaction 50 % loss; initial sales decline that is maintained throughout bankruptcy 40% loss; sales are 40% below pre-bankruptcy levels 6 months after exiting bankruptcy and do not recover B: "Stronger" consumer reaction 80 % loss; initial sales decline that is maintained throughout bankruptcy 70% loss; sales are 70% below pre-bankruptcy levels 6 months after exiting bankruptcy and do not recover L6

US and Canada Month 1: assume 35% sales loss / 65% retention to base case forecast due to loss of consumer and dealer confidence and negative media blitz. Positive message of a "60 day bankruptcy" mitigates potential 50% loss. Month 2: assumes 20% sales loss / 80% retention to base forecast as the media, GM and the government work in concert to dispel concerns and demonstrate that GM is going to exit bankruptcy at 60 days Month 3 - 6: assumes 10% sales loss / 90% retention as the promised actions are delivered, but some concerns persist among the "GM fence sitters" Ongoing after 6 months: assumes 5% sales loss / 95% retention as GM rebuilds brand damage Rest of World (RoW) Assumes that the US and Canada problems become global "brand" concerns RoW impact is significant but milder as their markets are not impacted directly and a quick resolution provides confidence that their markets "survived" the bad news in the US and Canada After year 1 the RoW markets move on as the crisis proved itself to be contained to the US and Canada but some residual negative brand image persists July August September Oct-Dec 2010 2011 2012 - 2014 US and Canada 35% 20% 10% 10% 5% 5% 5% NA Other 30% 10% 5% 5% 2% 2% 2% Europe 30% 10% 5% 5% 2% 2% 2% LAAM 30% 10% 5% 5% 2% 2% 2% AP Outside of China 30% 10% 5% 5% 2% 2% 1% China 25% 10% 5% 5% 2% 2% 1% Loss Rates Last 6 months of 2009 Annual 60-Day Bankruptcy L7
US and Canada This scenario represents GM's sales impact estimate given "Daewoo experience" level of consumer reaction in a 90- day bankruptcy Months 1 to 3: assume 50% sales loss/50% retention to base case forecast due to loss of consumer and dealer confidence and negative media blitz End of 90 Days: assume bankruptcy resolved and resuming normal operations After 12 months: sales loss goes from 50% to 10% as GM rebuilds brand damage while still combating general lingering bankruptcy concerns RoW Assumes that the US and Canada problems become global "brand" concerns RoW impact is significant but milder as their markets are not impacted directly and a quick resolution provides confidence that their markets "survived" the bad news in the US and Canada 90-Day Bankruptcy: "Daewoo Experience" Consumer Reaction (A) July August September Oct-Dec 2010 2011 2012 - 2014 US and Canada 50% 50% 50% 40% 20% 10% 10% NA Other 30% 30% 30% 20% 10% 5% 5% Europe 30% 30% 30% 20% 10% 5% 5% LAAM 30% 30% 30% 20% 10% 5% 5% AP outside of China 30% 30% 30% 20% 10% 2% 2% China 25% 25% 25% 15% 5% 2% 2% Last 6 months of 2009 Annual Loss Rates L8

US and Canada This scenario represents GM's sales impact estimate given "stronger" consumer reaction and a 90-day bankruptcy Month 1 to 3: assume 50% sales loss/50% retention to base case forecast due to loss of consumer and dealer confidence and negative media blitz Additional incentives required End of 90 Days: assume bankruptcy resolved, resuming normal operations 2010 to 2013: sales loss goes from 50% to 20% as GM rebuilds brand damage while still combating general lingering bankruptcy concerns RoW Assumes that the US and Canada problems become global "brand" concerns RoW impact is significant but milder as their markets are not impacted directly and a quick resolution provides confidence that their markets "survived" the bad news in the US and Canada 90-Day Bankruptcy: "Stronger" Consumer Reaction (B) July August September Oct-Dec 2010 2011 2012 - 2014 US and Canada 50% 50% 50% 45% 40% 30% 20% NA Other 30% 30% 30% 25% 20% 15% 10% Europe 30% 30% 30% 25% 20% 15% 10% LAAM 30% 30% 30% 25% 20% 15% 10% AP outside of China 30% 30% 30% 25% 20% 15% 5% China 25% 25% 25% 20% 15% 10% 5% Loss Rates Last 6 months of 2009 Annual L9
US and Canada This scenario represents GM's sales impact estimate given "Daewoo experience" level of consumer reaction and a 2-year bankruptcy First 12 months: assume 50% sales loss/50% retention to base case forecast due to loss of consumer and dealer confidence and continual negative media After emerging from bankruptcy : sales loss assumes a slight improvement from 50% to 40% loss reflecting non-recoverable brand damage and the lingering impacts of bankruptcy RoW Assumes that the US and Canada problems become global "brand" concerns RoW impact is significant but milder as their markets are not impacted directly; a protracted resolution provides long term impacts of 20% sales loss (less expected in AP), reflecting consumer concerns of buying from a troubled global manufacturer 2-Year Bankruptcy: "Daewoo Experience" Consumer Reaction (A) July August September Oct-Dec 2010 2011 2012 - 2014 US and Canada 50% 50% 50% 50% 50% 50% 40% NA Other 30% 30% 30% 30% 20% 20% 10% Europe 30% 30% 30% 30% 20% 20% 10% LAAM 30% 30% 30% 30% 20% 20% 10% AP outside of China 30% 30% 30% 30% 20% 20% 5% China 25% 25% 25% 20% 15% 10% 5% Loss Rates Last 6 months of 2009 Annual L10

US and Canada This scenario represents GM's sales impact estimate given "stronger" consumer reaction and a 2-year bankruptcy First 12 months: assume 80% sales loss/80% retention to base case forecast due to loss of consumer and dealer confidence and continual negative media After emerging from bankruptcy: sales loss assumes a slight improvement from 80% to 70% loss reflecting non- recoverable brand damage and the lingering impacts of bankruptcy RoW Assumes that the US and Canada problems become global "brand" concerns RoW impact is significant but milder as their markets are not impacted directly; a protracted resolution provides long term impacts of 20% sales loss (less expected in AP), reflecting consumer concerns of buying from a troubled global manufacturer 2-Year Bankruptcy: "Stronger" Consumer Reaction (B) July August September Oct-Dec 2010 2011 2012 - 2014 US and Canada 80% 80% 80% 80% 80% 80% 70% NA Other 30% 30% 30% 30% 25% 25% 20% Europe 30% 30% 30% 30% 25% 25% 20% LAAM 30% 30% 30% 30% 25% 25% 20% AP outside of China 30% 30% 30% 30% 25% 25% 10% China 25% 25% 25% 20% 20% 15% 10% Loss Rates Last 6 months of 2009 Annual L11